SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated June 12, 2006

DUCATI MOTOR HOLDING S.P.A.

(Translation of Registrant’s Name into English)

Via Cavalieri Ducati, 3 Bologna 40132 ITALY

(Address of Principal Executive Offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:

Quarterly Report
 31 March 2006

INFORMATION ON GROUP OPERATIONS

Summary of Ducati Group results

European Parliament and Commission Regulation EC 1606/2002 of 19 July 2002 has come into force and, commencing from 2005, companies with a listing on a regulated market within the European Union must, for the first time, prepare consolidated financial statements in accordance with the international accounting standards (IFRS) issued by the International Accounting Standards Board and endorsed by the European Commission.

The consolidated financial statements as of 31 December 2005 were therefore prepared by the Ducati Group for the first time in accordance with the international accounting standards (IFRS) issued by the International Accounting Standards Board and endorsed by the European Commission.

Up to and including the year ended 31 December 2004, the consolidated financial statements of the Ducati Group were prepared in accordance with the principles required by Italian statutory regulations, as interpreted and supplemented by the accounting standards issued by the Italian Accounting Profession and the documents issued by the O.I.C. (Italian Accountancy Board) or, in the absence thereof, by the International Accounting Standards Board (“Italian accounting standards”).

As part of the transition to IFRS, the Ducati Group has prepared its consolidated interim reports in accordance with IFRS, commencing from the half-yearly report as of 30 June 2005; consequently, the quarterly report as of 31 March 2005 was prepared in accordance with Italian accounting standards, since it was published earlier. In order to ensure comparability with the prior period on preparing the quarterly report as of 31 March 2006, the comparative information for the quarter ended 31 March 2005 has been reclassified and restated in accordance with the new IFRS. The consolidated shareholders’ equity and net results for the quarter ended 31 March 2005 determined under Italian accounting standards are reconciled with the respective amounts determined under IFRS in Appendix A, which is attached to the explanatory notes to this consolidated quarterly report as of 31 March 2006.

Summary of Ducati Group results
(amounts in € 000)

	31.03.2006	31.03.2005	31.12.2005

Revenues	78,178	81,882	320,847
Gross profit	24,224	17,878	58,455
Gross profit %	31.0%	21.8%	18.2%
Operating profit	5,999	2,074	(33,637)
Operating profit %	7.7%	2.5%	(10.5)%
Net profit (loss)	1,530	(2,627)	(41,464)
Net profit (loss) %	2.0%	(3.2)%	(12.9)%
Cash flow generated from operations	1,222	(3,545)	41,981
Net debt	141,176	159,211	136,955
Consolidated shareholders’ equity	122,034	152,823	118,742
Net additions to property, plant and equipment and intangible assets	7,159	5,085	31,029
Debt / equity	1.16	1.04	1.15
EBITDA	11,300	7,881	(273)
EBITDA as % of net sales	14.5%	9.6%	(0.1)%

Structure of the Ducati Group

The composition of the Ducati Group as of 31 March 2006 is as follows:

Principal corporate events during the period ended 31 March 2006

The following principal corporate events took place during the period from 31 December 2005 to 31 March 2006:

-	on 26 January 2006, the Extraordinary Shareholders’ Meeting of Ducati Motor Holding S.p.A. authorised:

(i) expansion of the corporate objects indicated in art. 4 of the Articles of Association to include, among the activities that may be performed by the companies or firms in which the Company may hold interests and/or equity investments, the provision of certain financial services to the general public including, in particular, the granting of loans in any form and the provision of payment services, as specified in Section V of Decree 385/1993;

(ii) modification of the Articles of Association to authorise the Board of Directors to increase share capital for cash on one or more occasions over a period of five years from the date of the related resolution (and therefore by and no later than 25 January 2011), pursuant to art. 2443 of the Italian Civil Code, by a maximum of Euro 80,000,000, via the issue of ordinary shares in the Company carrying the same rights as those already in circulation, to be offered first under option to existing shareholders;

-

on 1 March 2006 Tpg Motorcycle Acquisition L.P.  (“TPG”) and Investindustrial Holdings S.A. (“Invind Holdings”) announced, via separate press releases, their signature of an agreement for the purchase by Invind Holdings, or its nominee, of one share less than 30% of the share capital of Ducati Motor Holding S.p.A. (ignoring an own shares held by Ducati Motor Holding S.p.A.) from TPG. As indicated by  Invind Holdings, these shares were acquired on 27 March 2006 by World Motors S.A. (“WM”) (24,821,919 shares, representing 15.58% of share capital), World Motors Red S.c.A. (“WM II”) (11,144,047 shares, representing 6.99% of share capital) and World Motors White S.c.A. (“WM III”) (11,842,044 shares, representing 7.43% of share capital).

Further significant events are described in the section entitled “Significant events subsequent to 31 March 2006”.

Directors and officers

The Shareholders’ Meeting of the parent company held on 5 May 2005, followed by the Board Meeting held on 12 May 2005, appointed the directors and established their powers and duties, determining that the new Board of Directors would remain in office until approval of the financial statements as of 31 December 2005 or, if earlier, until the first Ordinary Shareholders’ Meeting called, among other matters, to appoint a new Board of Directors as part of the adoption of the single-board system of corporate governance.

As of 31 March 2006, the Board of Directors comprises:

Federico Minoli	Chairman, Managing Director and member of the Executive Committee

Giorgio Seragnoli	Vice Chairman and member of the Executive Committee

Mauro Benetton	Director

David Bonderman	Director and member of the Compensation Committee

Abel Gregorei Halpern	Director, member of the Executive Committee and member of the Compensation Committee

Paolo Pietrogrande	Director, member of the Compensation Committee and member of the Internal Audit Committee

Dante Razzano	Director, member of the Executive Committee and member of the Compensation Committee

Ulrich Weiss	Director, member of the Compensation Committee and member of the Internal Audit Committee

Massimo Bergami	Director

Andrea Lipparini	Director and member of the Internal Audit Committee

Giles Thorley	Director

The annual remuneration of the directors is € 15,000 each, in addition to the reimbursement of travel and other expenses incurred in the performance of their duties. The Chairman and Managing Director, Federico Minoli, waived this remuneration on acceptance of his appointment.

As of 31 March 2006, the Board of Statutory Auditors, which will remain in office until approval of the financial statements as of 31 December 2006 or, if earlier, until adoption of the single-board system, comprises the following members with the following duties:

-	Matteo Tamburini, Chairman of the Board of Statutory Auditors;

-	Italo Giorgio Minguzzi, Statutory Auditor;

-	Francesco Serantoni, Statutory Auditor;

-	Gian Luca Nanni Costa, Alternate Auditor;

-	Salvatore Lantino, Alternate Auditor.

The composition of the new Board of Directors appointed at the Ordinary Shareholders’ Meeting held on 10 April 2006, and the composition of the Management Control Committee (which replaces the Board of Statutory Auditors since the company adopted the single-board system from that date), are described in the section entitled “Significant events subsequent to 31 March 2006”.

Following the issue by Borsa Italiana S.p.A. of a code for the self-regulation of corporate governance by listed companies (the “Code”), it is confirmed that suitable information about  corporate governance arrangements is provided each year at the shareholders’ meeting, via a special report prepared in accordance with Stock Exchange guidelines.

At this time, information on the Company’s Code of Ethics and related rules of conduct, including those regarding insider dealing, has also been made known on an appropriate basis; these latter documents, approved on 14 November 2002, were modified slightly by the Board of Directors of Ducati Motor Holding S.p.A. on 5 November 2003.

With reference to the model for organisation and management required by Decree 231/2001 (hereafter the “Control Model”), the Board of Directors of the parent company approved the Company’s draft Control Model, as reviewed and approved by the Company’s Internal Audit Committee, at the meeting held on 5 November 2003 and authorised the above Committee to make changes to details and monitor implementation of the Model.

Management and coordination activities

Considering the concept of “management and coordination” activities emerging from the reform of company law (new art.s 2497 et seq. of the Italian Civil Code), the Board of Directors has formally declared, with specific reference to relations between the Company and TPG, the relative majority shareholder until 27 March 2006, that no companies or entities manage or coordinate the Company’s activities since, in reality, decisions regarding the management of the Company are taken on an independent basis by Ducati Motor Holding S.p.A.. Consequently, Ducati Motor Holding S.p.A. is not subject to any management and coordination activities by any company or body pursuant to art. 2497 of the Italian Civil Code. As stated in the above section entitled “Principal corporate events during the period ended 31 March 2006”, the new shareholders have acquired one share less than 30% of the share capital of Ducati Motor Holding S.p.A. from TPG.  At the time of preparing this quarterly report, the company is not aware that any of these manage or coordinate the company’s activities since, in reality, decisions regarding the management of the company are taken on an independent basis by the company itself. Consequently, Ducati Motor Holding S.p.A. is not subject to any management and coordination activities by any company or body pursuant to art. 2497 of the Italian Civil Code.

The Italian companies within the Ducati Group subject to management and coordination by Ducati Motor Holding S.p.A. are: Ducati Corse S.r.l., Ducati Retail S.r.l. and Ducati Consulting S.r.l.

Group performance

The volume of motorcycle sales, 7,337 units in the first three months of 2006, was 18.2% lower than in the comparative period of 2005. This reflects the company’s intention to reduce the inventories held by the distribution network, in order to facilitate the introduction of new models and concentrate sales on the models that generate higher margins.

An analysis of sales by product family highlights markedly differing performances with respect to 2005.

Sales of the Superbike family were 46% lower than in the first three months of last year.  This reflects the adjustment of inventories held by the network and the trend in new registrations, which have been affected by rumours about the possible presentation of a new model in this family.

Similarly, the sales of the Multistrada family declined by 67% in order to lower the inventories held by dealers.

The 32% reduction in the sales of the Supersport family was mainly due to the advanced stage reached in the lifecycle of this product, while the sales of the Sport Touring family climbed by 41% following introduction of the ST3S ABS, for which their is strong demand in a number of markets.

There was a slight downturn (-6%) in the sales of the Monster family compared with the same period in 2005, as the market waited for the launch of the new entry-level model (695cc). This was partially offset by the excellent reception accorded to the more powerful  models: the Monster S4RS and the Monster S2R 1000.

Lastly, the success of the Sport Classic family, not present in the first quarter of 2005, has continued with the sale of 865 units.

Independent dealers have continued to open new Ducati stores in Italy and abroad during 2006. As of 31 March 2006 there are 160 active Ducati Stores that inform consumers about the history of Ducati, and present the “Ducati” world of motorcycles, accessories and apparel in a manner which is consistent with the Ducati image.

Revenues

Consolidated net sales for the period ended 31 March 2006 amounted to € 78.2 million, down by € 3.7 million (-4.5%) at current exchange rates, from € 81.9 million in the same period of last year. This decrease was due to the contraction in volume, as partially offset by the positive mix of motorcycle sales, higher revenues from accessories and favourable exchange rates. At constant exchange rates, net sales would have been 6.8% lower.

Output of motorcycles in the first three months of 2006 totaled 9,068 units, down 5.7% compared with the first quarter of 2005. This decrease was due to the alignment of production with true market demand, in order to avoid an excessive increase in motorcycle inventories.

Sales of motorcycles amounted to € 60.2 million, down 8.6% with respect to the first three months of last year. This fall reflects the lower volume of motorcycle sales (-18.2%), as offset by the positive mix and favourable exchange rates. At constant exchange rates, sales would have been 11.1% lower.

Although the IFRS do not specifically cover the reclassification of dealer incentives (essentially based on volume sold), these costs, totaling € 3,349 thousand and € 2,886 thousand respectively as of 31 March 2006 and 2005, have been classified as a reduction of revenues rather than as distribution costs, having regard for the approach taken by other companies operating in the automotive sector on the first-time adoption of IFRS.

Sales of the other categories of Ducati products (spare parts, accessories and apparel) during the period ended 31 March 2006 totaled € 16.9 million, 9.9% higher than in the comparative period of 2005. At constant exchange rates, the increase would have been 8.4%. The increase in revenues from related products was largely due to the sale of accessories for the Sport Classic family, the success of the most recent lines of clothing and improved product availability.

Analysis of the volume of motorcycles sold in the principal geographic markets highlights a strong increase in the United States (+46.3%) and Japan (+8.2%). Sales were lower in Italy (-55.0%), France (-23.9%), the UK (-52.9%), Benelux (-28.7%), Germany (-15.0%) and nations not served by branches (-12.9%). These falls reflect the company’s intention to reduce the inventories held by the distribution network, in order to facilitate the introduction of new models and concentrate sales on the models that generate higher margins.

Analysis of the registration statistics is also important in order to understand the trend in Ducati motorcycle sales. Accepting that there is a certain delay in the release of official numbers, the following information is based, in part, on preliminary data from official sources and, in part, on estimates by management: registrations during the first three months of 2006 totaled about 8,165 units (7,906 in the period ended 31 March 2005), up 3.3% with respect to the prior period. There were strong increases in the United States (+19%), Japan (+30%), Germany (+3%) and nations not served by branches (+18%), but decreases in Italy (-6%), France (-3%), the UK (-33%) and Benelux (-25%).

Cost of sales

The cost of sales amounted to € 54.0 million (69.0% of net sales) in the period ended 31 March 2005, compared with € 64.0 million (78.2% of net sales) in the same period of 2005, with a decrease of € 10.0 million due to the lower volume of sales and the mix effect, especially at the US subsidiary.

Gross profit

Gross profit amounted to € 24.2 million in the period ended 31 March 2006, compared with € 17.9 million in the comparative period of 2005, with an increase of € 6.3 million (+35.2%). As a percentage of net sales, gross profit amounted to 31.0% with respect to the 21.8% in the equivalent period of last year, due to the effect of sales volume, the mix of motorcycles and the effect of exchange rates.

Other income

Other income amounted € 7.0 million in the period to 31 March 2006, down € 1.3 million (-15.6%) from € 8.3 million in the comparative period of the prior year due, in the main, to the effect of government grants not obtained in 2006.

Distribution costs

Distribution costs amounted to € 20.9 million in the period to 31 March 2006, compared with € 19.5 million in the quarter ended 31 March 2005, up € 1.4 million. This rise was mainly due to sales trends and the payroll costs of the US subsidiary.

General and administrative expenses

General and administrative expenses amounted to € 4.3 million in the period to 31 March 2006, essentially the same as in the comparative period of 2005.

Other charges

Other charges in the period ended 31 March 2006 amounted to € 0.1 million, compared with € 0.4 million in the period to 31 March 2005, down € 0.3 million.

Operating profit

The operating profit for the period ended 31 March 2006 was € 6.0 million, up € 3.9 million from € 2.1 million in the comparative period of last year. As already mentioned, this increase was mainly due to the improvement in the gross profit, the positive mix and favourable exchange rates.

EBITDA (Results before taxation, financial income and expense, depreciation and amortisation)

In view of the importance of this parameter, which is used for control purposes and for the management of the Group, it is useful to highlight the result of € 11.3 million for the period ended 31 March 2006, compared with € 7.9 million in the same period of the prior year. As already mentioned, this increase was due to the positive mix and favourable exchange rates.

EBITDA comprises:

	Period ended 31.03.2006	Period ended 31.03.2005

Operating profit	5,999	2,074
Depreciation of property, plant and equipment included in cost of sales	2,910	2,843
Depreciation of property, plant and equipment included in general and administrative expenses	578	623
Amortisation of intangible assets included in cost of sales	1,404	2,050
Amortisation of intangible assets included in general and administrative expenses	409	291

EBITDA	11,300	7,881

Financial income

Financial income amounted to € 1.2 million in the period ended 31 March 2006 compared with € 0.6 million in the period to 31 March 2006. The increase of € 0.6 million was mainly due to an increase in the fair value of IRS (interest rate swap) contracts.

Financial charges

Financial charges amounted to € 2.2 million in the first three months of 2006, compared with € 2.6 million in the comparative period of last year.  The decrease of € 0.4 million was due to lower financing costs.

Exchange differences

Net exchange gains amounted to € 0.3 million in the period to 31 March 2006, compared with net exchange losses of € 0.5 million in the comparative period of 2005. This improvement essentially reflects favourable exchange rate movements, especially in relation to the US dollar, which benefited the fair value of the derivative contracts arranged to hedge exchange risk.

Taxation

The tax charge of € 3.8 million for the period ended 31 March 2006 compares with € 2.2 million for the same period in 2005.

This charge comprises current taxation of € 1,015 thousand (€ 815 thousand of current taxation in the period to 31 March 2005) and € 2,785 thousand relating to deferred taxation and the utilisation of net deferred tax assets (€ 1,391 thousand of deferred taxation and the utilisation of net deferred tax assets in the period to 31 March 2005).

The increase in current taxes for the period ended 31 March 2006 with respect to the prior year essentially reflects the increased taxable income for the controlled company Ducati Corse S.r.l..

The increase in deferred taxation and the utilisation of net prepaid taxation was mostly due to the greater reversal of timing differences recorded by the parent company, and to the effect of accounting entries relating to the valuation of derivatives.

Net profit / (loss) for the period

The Ducati Group’s interest in the net profit for the period ended 31 March 2006 was € 1.5 million, compared with a net loss of € 2.6 million in the equivalent period of 2005.

This increase was mostly due to the improved cost of sales and favourable mix of motorcycle sales, as discussed above.

Financial position and investing activities

The working capital of the Ducati Group (defined as trade receivables and inventories, net of trade payables) as of 31 March 2006 amounts to € 109.9 million, compared with € 98.4 million as of 31 December 2005, up € 11.5 million.

The individual captions are analyzed below:

Trade receivables

Trade receivables due from clients as of 31 March 2006 and 31 December 2005 amount to € 110.2 million and € 102.2 million, respectively. The increase of € 8.0 million with respect to the prior period was mainly due to the issue of an invoice by Ducati Corse S.r.l. to cover charges for the whole of 2006.

Inventories

Inventories as of 31 March 2006 and 31 March 2005 amount to € 94.3 million and € 81.4  million respectively, up € 12.9 million during the period. This was due to the greater volume of production during the first quarter of 2006 in order to meet demand in subsequent periods.

Trade payables

Trade payables amount to € 94.6 million as of 31 March 2006 and € 85.2 million as of 31 December 2005, up € 9.4 million.

This increase mainly reflects the increase in production during the first quarter of 2006 and the deferred payment terms obtained from suppliers.

Investing activities

Additions to property, plant and equipment amounted to € 1.7 million in the first quarter of 2006, up slightly compared with € 1.3 million in the comparative period of last year.

Investment in intangible assets amounted to € 5.5 million in the period ended 31 March 2006, compared with € 3.8 million in the comparative period of the prior year, up € 1.7 million.  The increase mainly reflects investment in the development of new products.

Net financial position

The net financial position of the Ducati Group as of 31 March 2006 reflects net debt of about € 141.2 million, compared with net debt at 31 December 2005 of about € 137.0 million. The change of about € 4.2 million was due to an increase in net short-term borrowing by about € 5.8 million, mainly due to the rise in working capital, as offset by a decrease in net long-term borrowing by about € 1.6 million, largely by the payment of lease instalments

	Period ended 31.03.2006 € 000	Period ended 31.03.2005 € 000

Change in net financial position
Cash generated from operating activities	1,222	(3,545)
Cash generated from investing activities	(7,146)	(5,132)
Increase in share capital and reserves	1,700	—
Change in minority interests	3	1

	(4,221)	(8,676)

Notes to segment information

Segment information is provided in the explanatory notes to the financial statements.

The following table indicates the contribution made by each business segment within the Ducati Group to total net sales, gross profit and operating profit:

	Motor cycles	Spare parts	Accessories & apparel	Other	Total

Net sales	77.0%	11.2%	10.4%	1.4%	100.0%
Gross profit	59.4%	21.7%	15.1%	3.8%	100.0%
Operating profit	42.8%	14.6%	26.7%	15.9%	100.0%

Motorcycles

Analysis of the statement of operations by segment clearly shows that motorcycles are the dominant sector within the Ducati Group. The decrease in the number of motorcycles sold during the first three months of 2006 was more than offset by the improvement in product mix. For the same reasons, the segment’s gross profit rose from 14.3% to 23.9% of net sales, while the operating profit recovered from -1.5% to 4.3%.

Spare parts

Segment sales during the first three months of 2006 were essentially in line with those recorded in the comparative period of last year.

The gross profit for this segment has decreased slightly with respect to the prior year, easing from 62.7% to 60.0% of total revenues due to a change in product mix and higher selling costs; the segment’s operating profit has also decreased (10.0% in 2006 compared with 14.9% in 2005).

Accessories and apparel

Segment sales rose by € 1.2 million, up 17.5% with respect to the comparative period in 2005. This improvement was mainly attributable to the sale of accessories on the launch of the Sport Classic family and improved product availability. The improvement is also reflected in the segment’s gross profit, which has risen from 38.9% to 45%. Operating profit rose from 18.5% in the first three months of 2005 to 19.7% in the first quarter of  2006.

Other

The “Other” segment comprises the revenues earned from miscellaneous sales that are not part of the Ducati Group’s core business including, for example, the provision of services.

Employment

Recent changes in the Ducati Group workforce were as follows:

	31.03.2006		31.12.2005		31.03.2005

	period end	average	period end	average	period ended	average

Managers	49	50	51	55	52	52
Office staff	544	542	537	535	545	543
Foremen	19	19	19	18	17	17
Factory workers	539	531	527	540	559	549

Total	1,151	1,142	1,134	1,148	1,173	1,161

The Ducati Group employed 1,151 persons as of 31 March 2006, up by 17 from 1,134 employees at the end of 2005, but decrease  respect 1,173 employees as of 31 March 2005.

Share capital

Shareholder information tends to fluctuate since the Company is listed on the stockmarket, however the names of the principal shareholders and the number of shares held directly by them, disclosed below, have been determined by reference to communications and other information received by the Company in relation to the Shareholders’ Meeting held on 26 January 2006, as well as to any updates received between then and the date of preparing this report:

	Number of shares	%

World Motors S.A.	24,821,919	15.58%
World Motors White S.c.A.	11,842,044	7.43%
World Motors Red S.c.A.	11,144,047	6.99%
Columbia Wanger Asset Management L.P.*	10,273,335	6.45%
Giorgio Seragnoli	7,815,692	4.90%
Lehman Brothers International Europe	5,336,225	3.35%
Amber Capital LP**	4,547,075	2.85%

*

COLUMBIA WANGER ASSET MANAGEMENT, L.P. manages foreign investment funds that, together, hold 10,273,335 ordinary shares representing 6.447% of the Company’s entire share capital, of which 244,399 shares representing 0.15% of the entire share capital do not carry voting rights. In addition, among the investment funds managed by COLUMBIA WANGER ASSET MANAGEMENT L.P., only the Columbia Acorn International Fund directly holds a significant interest comprising 4,359,135 shares representing 2.735% of the Company’s share capital.

**	As manager of AMBER MASTER FUND (Cayman) SPC.

There have not been any commercial and/or financial transactions with these shareholders.

Subsidiary companies

The following subsidiaries are controlled directly by the Company:

Ducati France S.A.S. (100% owned).
Ducati Motor Deutschland G.m.b.H. (100% owned).
Ducati Japan K.K. (100% owned).
Ducati North Europe B.V. (100% owned).
Ducati U.K. Limited (100% owned).
Ducati Corse S.r.l. (100% owned).
Ducati North America Inc. (100% owned).
Ducati Retail S.r.l. (99% owned; the remaining 1% is held by a minority quotaholder).
Ducati Consulting S.r.l. (85% owned; the remaining 15% is held equally, 5% each, by three minority quotaholders).
Ducati Desmo Finance 1 S.r.l. (DDF1), vehicle for securitisation transactions. DDF1 has been included within the scope of consolidation in accordance with SIC 12, as described in the explanatory notes to the quarterly report, although the Group has no equity interest in this company nor any legal right of control.

Relations between the subsidiary companies and Ducati Motor Holding S.p.A. have given rise to the following receivables and payables as of 31 March 2006:

	Financial receivables	Financial payables	Trade receivables	Trade payables

Ducati France S.A.S.	146	—	11,180	583
Ducati Motor Deutschland G.m.b.H.	—	—	11,717	80
Ducati Japan K.K.	—	—	20,639	—
Ducati North Europe B.V.	—	8	3,158	65
Ducati U.K. Limited	—	—	4,897	72
Ducati Corse S.r.l.	755	1,861	4,152	10,265
Ducati North America Inc.	—	—	22,749	3,766
Ducati Retail S.r.l.	—	155	280	229
Ducati Consulting S.r.l.	5	64	81	160
Ducati Desmo Finance 1 S.r.l.	6,276	3,228	—	—

Total	7,182	5,316	78,853	15,220

Relations between the subsidiary companies and Ducati Motor Holding S.p.A. gave rise to the following economic transactions during the first quarter of 2006:

	Costs	Revenues

Ducati France S.A.S.	194	7,013
Ducati Motor Deutschland G.m.b.H.	191	3,783
Ducati Japan K.K.	246	4,837
Ducati North Europe B.V.	106	3,856
Ducati U.K. Limited	196	3,336
Ducati Corse S.r.l.	666	610
Ducati North America Inc.	815	20,760
Ducati Retail S.r.l.	192	38
Ducati Consulting S.r.l.	68	9
Ducati Desmo Finance 1 S.r.l.	434	41

Total	3,108	44,283

Subsidiary companies operate independently from a financial standpoint, although certain of them benefit from particular types of centralised financing, including loans from Ducati Motor Holding S.p.A., especially at certain stages in their development cycle such as the start-up period or during difficult market conditions.

There is, in fact, a special relationship between Ducati Motor Holding S.p.A. and Ducati Corse S.r.l.

In particular, Ducati Corse S.r.l. was created to separate from Ducati Motor Holding S.p.A., a production and marketing company, all those aspects associated with the world of racing and the related research and development activities. Accordingly, there was a need to regulate in a suitable manner the transactions between these two companies.

As a result, the following contracts have been signed:

-	Lease of the racing business.

-	R&D contract under which Ducati Corse S.r.l. carries out R&D for Ducati Motor Holding S.p.A. in relation to sporting activities, although the results may also be used in the production of motorcycles.

-	R&D contract under which Ducati Corse S.r.l. carries out R&D for Ducati Motor Holding S.p.A. in relation to the development of a GP motorcycle.

-

Licence contract effective from 11 December 2004, under which Ducati Corse S.r.l. has granted Ducati Motor Holding S.p.A. the right to use (i) the “Ducati Corse” brand for the production and distribution of “replica Corse” motorcycles by Ducati Motor Holding S.p.A. (“Licenced Products”) and (ii) the sporting image of Ducati Corse, together with the brand name or otherwise, to promote the products, brands and distinctive marks of Ducati Motor Holding S.p.A., in return for the payment by Ducati Motor Holding S.p.A. of a fixed fee and a variable element (royalty) calculated as a percentage of the price of the Licenced Products.

On 9 May 2005, Ducati Corse S.r.l. and Ducati Motor Holding S.p.A., together, obtained a syndicated loan totalling € 100 million, as discussed in the explanatory notes.

In this regard, on 9 May 2005 the Quotaholders’ Meeting of Ducati Corse S.r.l. resolved to modify the articles of association in order to reserve for the quotaholders the right to grant or transfer any real or guaranteed rights over the “Ducati Corse” brand or any other rights, howsoever described, the granting or transfer of which result in a substantial modification of the corporate objects. This change was required by the Lending Banks in order to strengthen their guarantee from Ducati Corse S.r.l. concerning its full and timely repayment of that portion of the Loan for which it is responsible. Among other rights, the Lending Banks have the right to vote at the Quotaholders’ Meetings of Ducati Corse S.r.l. that resolve on the following matters: changes to the memorandum and/or articles of association; extension of the duration or the early winding-up of the company; appointment of liquidators and determination of criteria for the liquidation process; granting or transfer any real or guaranteed rights over the “Ducati Corse” brand or any other rights, howsoever described, the granting or transfer of which result in a substantial modification of the corporate objects described in the company’s articles of association; mergers and spin-offs. As a consequence of the changes to the articles of association described above, deeds involving the way the “Ducati Corse” brand is used must be decided upon by the Lending Banks, which have a right to vote at the related Quotaholders’ Meetings.

The portion of the Loan allocated to Ducati Corse S.r.l. was used by that company to pay part of the consideration due on the purchase of the “Ducati Corse” brand from Ducati Motor Holding.

As stated in the explanatory notes, a number of foreign subsidiaries are involved in the securitisation programme.

In operational terms, disposals by the foreign branches involve the sale without recourse of their receivables to Ducati Motor Holding, which then sells them to Ducati Desmo Finance 1.

Fellow subsidiaries

None.

Number and nominal value of own shares or shares in parent companies held by the Company, either directly or through trustees

As of 31 March 2006, the company does not hold any own shares (3,769,249 as of 31 March 2005). As from 1 January 2005, upon the adoption of IAS by the Group, own shares are classified as a direct deduction from shareholders’ equity.

Number and nominal value of own shares or shares in parent companies purchased or sold during the period

Ducati Motor Holding S.p.A. made purchases of its own shares during 2004, in full compliance with the applicable regulations, in order to support trading in Ducati shares on the Italian stock market.

These purchases were made in accordance with the shareholders’ authorisations dated 7 May 2002, 6 May 2004 and 5 May 2005 and were disclosed to Consob on a timely basis.

The changes in own shares are analysed below:

Own shares held as of 31.12.2004	3,769,249
Purchases during 2005	—
Disposals during 2005	(1,924,580)
Own shares held as of 31.12.2004	1,844,669
Purchases during 2006	—
Disposals during 2006	(1,844,669)

Total own shares held as of 31.03.2006	—

Development activities

The Group has continued to carry out development and design activities at the production unit located at via Cavalieri Ducati 3, Bologna, with a view to acquiring new knowledge and applying it in the creation and perfection of new products, and for the technological improvement of existing products.

The costs of development projects for the production of motorcycles and engines are only capitalised if the conditions specified in IAS 38 – Intangible assets (IAS 38. 57), are met, namely:

-	demonstrable technical feasibility of the product;

-	intention of the company to complete the development project;

-	reliable determination of the costs incurred for the project;

-	recoverability of the amounts recorded from the future economic benefits expected to derive from the development project.

The development costs capitalised comprise solely those costs which can be attributed directly to the development process.

Capitalised development costs are amortised on a systematic basis, commencing from the start of production, over the expected life of the product which is usually five years.

With regard to the nature of these costs, it is confirmed that employment costs solely include employees with technical qualifications.

Technological consultancy costs relate to design and applied development work commissioned from third parties.

The providers of technological consultancy are professionally experienced and possess the specific technical skills required in relation to the development projects concerned; in addition, these consultants are equipped with suitable scientific equipment and have professionally-experienced employees.

Lastly, the cost of instruments and equipment is relevant and appropriate in relation to the actual usage of these assets in the above development activities; the related depreciation charges have been allocated correctly.

The development and design activities mentioned above have helped to achieve by the end of the period all the technical results that had been planned.

Financial instruments

Policy for the hedging of financial risk deriving from exchange-rate fluctuations

The Ducati Group operates in international markets and is exposed to the risk of exchange rate fluctuations. The Ducati Group’s revenues and operating profits are influenced by fluctuations in the exchange rates between the euro and other foreign currencies, mainly the US dollar, sterling and the yen. These affect product prices and other operating costs, as well as the translation to euro of the results of foreign activities carried out by subsidiaries operating outside of the euro zone.

The Group’s strategy for the containment of exchange risk consists in the continuous hedging of  risks relating to sales for the following six months, having regard for the value of the orders and Group invoices denominated in foreign currencies.

Accordingly, Group policy in this regard is as follows:

-	objective: hedge expected financial flows for a period of about six months and/or a similar amount of receivables in the various currencies concerned;

-	approach: rolling, every three months;

-	time horizon: six months;

-	instruments used: forward sales of currency against euro; swaps; zero-cost options without leverage and without knockout;

-	additional strategy: seek natural hedges via purchases denominated in the currencies to be hedged.

Policy for the hedging of financial risk deriving from interest-rate fluctuations

Changes in interest rates might significantly increase or decrease the cost of borrowing. Current Group policy is to obtain protection against significant changes in interest rates solely in relation to loan contracts that are repayable beyond 18 months.

Accordingly, Group policy is as follows:

-	objective: obtain certainty about the financial charges deriving from medium/long-term funding;

-

approach: all funding transactions with a duration of more than 18 months are arranged with reference to a fixed rate of interest, regardless of whether they are ordinary loans or leasing transactions;

-	instruments used: interest-rate swaps (IRS) are used if the transactions are arranged with floating rates;

-

additional strategy: if the changes in funding rates can be reflected in the way funds are employed, then borrowing can be arranged at floating rates even in relation to long-term transactions (such as the securitisation of trade receivables).

Policy for the hedging of risk deriving from the management of trade receivables

The Ducati Group manages the collection risk relating to trade receivables directly, with the exception of Ducati North America Inc. and Ducati North Europe B.V., which factor without recourse the majority of their trade receivables.  In Italy and the other European nations served by commercial branches, credit management is based on a system of credit limits granted to dealers by Group companies. General Group policy with regard to nations not served by branches is not to accept risk and to cover delays in payments by obtaining letters of credit or bank guarantees.

The securitisation described in note 21 to this quarterly report comes within the scope of the policy for the management of trade receivables.

Significant events subsequent to 31 March 2006

The Ordinary Shareholders’ Meeting of Ducati Motor Holding S.p.A. held on 10 April 2006 marked the formal adoption of the single-board system of corporate governance, with consequent changes to the articles of association and the rules governing shareholders’ meetings. This Meeting also used a list voting system to appoint the members of the new Board of Directors, being Federico Minoli, Carlo Campanini Bonomi, Mauro Benetton, Matteo Tamburini, Massimo Bergami, Roberto Consonni, Ulrich Weiss, Marco Giovannini, Dante Razzano, Antonio Perricone, Roberto Maestroni and Giampiero Paoli.

The following information was provided at the Shareholders’ Meeting held on 10 April 2006:

-

signature by the parent company and Ducati Corse S.r.l. on 9 May 2005 of a contract for a syndicated loan, with related contractual guarantees, totalling € 100 million from a number of financing banks led by UniCredit Banca Mobiliare;

-

request by the parent company on 16 December 2005, addressed to these financing banks, to grant an exception to the financial covenants for 2005 contained in the above syndicated loan contract and to modify them for the future;

-

agreement on 13 February 2006 from the lead bank and the financing banks to the proposed changes, subject to completion of the following transactions: (i) purchase by Investindustrial Holdings S.A. of a 30% interest, less one share, in the share capital of Ducati Motor Holding S.p.A.; (ii) acceptance by Investindustrial Holdings S.A. of a commitment to take up its option rights arising under the terms of the Offer, as defined below; (iii) signature by UBM, no later than 31 May 2006, of an underwriting contract intended to guarantee and/or obtain guarantees for the successful outcome of the share capital increase for cash totalling € 80 million, to be offered under option to existing shareholders, which will be authorised by Ducati Motor Holding S.p.A. net of the commitment to take up all the option rights directly or indirectly available to Investindustrial Holdings S.A. All the conditions established by the financing banks were satisfied by the date of approving this quarterly report and, accordingly, the commitment to comply with the financial covenants for 2005 contained in the above syndicated loan contract has lapsed.

-

adoption by the company of the security planning document, in accordance with the requirements of  Decree 196/03 “Privacy Code” which, among other matters, specifies the technical procedures to be adopted if sensitive data is processed using electronic means, as well as the appointment of the parent company by each of the Group’s Italian subsidiaries as the party Responsible for the processing of personal information and for each company’s security measures pursuant to art. 29 of the privacy code;

-	appointment of KPMG S.p.A. to audit the schedules required by IFRS 1 regarding the first-time adoption of IFRS, in accordance with Consob communication DEM/5025723 dated 15 April 2005;

-

allocation to the Internal Audit Committee of the Audit Committee functions envisaged by the 1934 US Securities Exchange Act, as modified by the 2002 US Sarbanes-Oaxley Act, with effect from 31 July 2005 and until the single-board system of corporate governance comes into force;

-

increase in share capital on 15 June 2005 from € 82,589,731.64 to € 82,867,219.24 (comprising 159,360,037 ordinary shares without nominal value) via the issue of 533,630 ordinary shares, in further implementation of the capital increase authorised at the Extraordinary Meeting held on 7 September 1998, on the partial exercise of stock options granted under the plan approved by the parent company in 1997;

-	adoption by the parent company of the recommendations contained in the Code for the Self-Regulation of companies listed by BORSA ITALIANA S.p.A. and of its own system of corporate governance;

-

adoption by the parent company, from the date of the shareholders’ meeting, of the single-board system of corporate governance which, among other matters, involves the allocation of control tasks to a Management Control Committee (in place of the Board of Statutory Auditors) comprising three members of the Board of Directors who meet specific requirements, and the entry into force of the changes to the articles of association and attached meeting regulations approved at the Shareholders’ Meeting held on 5 May 2005.

-

The Shareholders’ Meeting held on 10 April 2006, followed by the Board Meeting held on 13 April 2006, appointed the directors and established their powers and duties, determining that they will remain in office until approval of the financial statements as of 31 December 2006.

The new Board of Directors comprises:

Federico Minoli	Chairman and Managing Director	Executive director

Carlo Campanini Bonomi	Vice Chairman and member of the Compensation Committee	Non-executive director

Giampiero Paoli	Director	Independent director

Mauro Benetton	Director	Non-executive director

Matteo Tamburini	Director	Independent director

Massimo Bergami	Director and member of the Compensation Committee	Independent director

Roberto Consonni	Director	Independent director

Ulrich Weiss	Director	Non-executive director

Marco Giovannini	Director	Independent director

Dante Razzano	Director and member of the Compensation Committee	Non-executive director

Antonio Perricone	Director and member of the Compensation Committee	Non-executive director

Roberto Maestroni	Director	Non-executive director

The annual remuneration of the directors is € 15,000 each, in addition to the reimbursement of travel and other expenses incurred in the performance of their duties.

The Board Meeting held on 13 April 2006 appointed a Management Control Committee which will remain in office for the remaining duration of the Board mandate, comprising the following independent board members:

-	Giampiero Paoli, Chairman of the Management Control Committee

-	Matteo Tamburini, member of the Management Control Committee

-	Roberto Consonni, member of the Management Control Committee

The Management Control Committee will also function as the Audit Committee required by the 1934 US Securities Exchange Act. To this end, Matteo Tamburini, Director and Committee member, was recognised to be the Audit Committee Financial Expert required by US regulations.

In addition, the Board authorised emoluments for the members of the Management Control Committee amounting to € 40,000 each, in addition to their remuneration as Board members.

The Board of Directors did not authorise any additional or different remuneration for the members of the Board, confirming the current level.

On 13 April 2006 the Board of Directors also resolved as follows:

-

under the mandate granted by the Extraordinary Shareholders’ Meeting on 26 January 2006, to increase share capital for cash prior to 31 December 2006 by a maximum of € 80 million, including share premium, via the issue of ordinary shares in the company, with pre-emption rights for existing shareholders, with the right to place any unexercised options with third parties, deferring definition of the number of new shares to be placed, the related issue price and the ratio of shares offered under option to shares outstanding until Consob consent has been obtained for the publication of the related share issue prospectus;

-	to approve the recovery plan for the three-year period 2006-2008;

-

to delegate to the Chairman the creation of a register of persons, pursuant to art. 115-bis of the Consolidated Finance Law (TUF), who have access to privileged information, as defined in art. 181 of the TUF, about the company and its financial instruments as a consequence of their employment or professional work or the functions they perform, and to determine how such register shall be kept and updated.

Following receipt on 3 May 2006 of Consob’s consent to the publication of the prospectus regarding the offer under option to existing shareholders of ordinary shares in Ducati Motor Holding S.p.A. deriving from the increase in share capital for cash authorised by the Board of 13 April 2006, on 4 May 2006 the Board of Directors resolved that: (i) the maximum number of new shares to be issued to service the capital increase will be 160,343,960, (ii) the unit price of the issue will be € 0.4985 and (ii) the ratio of shares under option to shares held will be 1 new share for every 1 share already held.

The prospectus regarding the offer under option was published on 4 May 2006. The offer period and trading in the option rights began on 8 May 2006. The last day for the trading of option rights will be 19 May 2006 and the offer period will end on 26 May 2006, which is also the deadline for payment for the new shares. Any options not exercised by 26 May 2006 will be offered on the stock exchange by the company pursuant to art. 2441.3 of the Italian Civil Code.  The start and close dates for the stock exchange offer of options not exercised during the offer period are currently expected to be, respectively, Monday 5 June and Friday 9 June 2006; the actual start and close dates for the stock exchange offer will be made public by a specific communication to the market.

The contract guaranteeing the commitment made by UniCredit Banca Mobiliare S.p.A. and the other members of the underwriting consortium was signed on 4 May 2006. In particular, they are committed to subscribe for all the shares not taken up by the end of the second offer period, net of those that the principal shareholders, World Motors S.A., World Motors Red S.c.A. and World Motors White S.c.A., have agreed to subscribe for via the exercise in full of the rights carried by the shares in the company held by them.

Outlook for operations

In view of market developments and the latest unsatisfactory results reported by the Group, on 13 April 2006 the parent company’s new Board of Directors approved a recovery plan for the three-year period 2006-2008  (the “2006-2008 Business Plan”).

The 2006-2008 Business Plan envisages a net loss of about 3% of net sales in 2006, the achievement of a broad breakeven situation in 2007 and a return to profitability in 2008.

In order to achieve this objective, the 2006-2008 Business Plan assumes that the above capital increase will be completed, in order to provide the financial resources required by the plan and to finance the introduction of new top-end models. The 2006-2008 Business Plan expects to reach its objectives by, among other measures, focusing on the supply of motorcycles positioned at the top end of the range and reducing the Group’s overheads. In particular, during the three-year period of the 2006-2008 Business Plan, the company intends to renew the range of motorcycles produced by:

(i)	launching five new models;

(ii)	continually updating the range of existing models; and

(iii)	ceasing the production of motorcycles belonging to certain families that have reached the end of their life cycle.

The company intends to attract new customers by using the Monster 695 as the “entry-level” model for the range of Ducati motorcycles.

The achievability of the 2006-2008 Business Plan also depends on obtaining changes to the commitments made by the company and Ducati Corse under the Syndicated Loan agreement. Accordingly, on 16 December 2005 the company and Ducati Corse applied for a waiver from the banks participating in the Syndicated Loan. Agreement from the banks was received on 13 February 2006, subject to: (i) purchase by Invind Holdings of a 30% interest, less one share, in the share capital of Ducati; (ii) acceptance by Invind Holdings of a commitment to take up its option rights arising under the terms of the Offer within five days of the Start of the Offer Period; and (iii) signature by UniCredit Banca Mobiliare S.p.A., no later than 31 May 2006, of an underwriting contract intended to guarantee and/or obtain guarantees for the successful outcome of the Capital Increase, net of the commitment to take up all the option rights directly or indirectly available to Invind Holdings. These conditions were met following the purchase by WM, WM II and WM III of one share less than a 30% interest in Ducati and their commitment to take up their options under the Offer, together with signature of the Underwriting Agreement on 4 May 2006.

Consolidated financial statements and explanatory notes

Consolidated balance sheet of the Ducati Group

		As of 31.03.2006		As of 31.12.2005

	Notes	€ 000%		€ 000%

Current assets
Cash and cash equivalents	16	40,701		53,017
Trade receivables, net	2	110,227		102,232
Inventories	3	94,333		81,380
Other current assets	4	10,259		9,217

Total current assets		255,520	54.0%	245,846	53.1%

Non-current assets
Property, plant and equipment, net	5	64,765		66,556
Goodwill and intangible assets with indefinite useful lives	6	86,050		86,050
Other intangible assets	7	43,314		39,665
Equity investments	8	20		20
Deferred tax assets	9	22,709		24,662
Other non-current assets		373		386

Total non-current assets		217,231	46.0%	217,339	46.9%

Total assets		472,751	100%	463,185	100%

Current liabilities
Short-term borrowing	16	57,647		64,148
Trade payables	10	94,626		85,203
Due to tax authorities	11	6,762		5,537
Other current liabilities	12	24,511		20,202
Provisions for risks and charges - current portion	13	17,295		18,621

Total current liabilities		200,841	42.5%	193,711	41.8%

Long-term liabilities
Long-term borrowing	16	124,230		125 824
Payroll provisions	14	9,596		9,669
Deferred taxation	15	14,529		13,697
Provisions for risks and charges - long-term portion	13	1,501		1,525

Total long-term liabilities		149,856	31.7%	150,715	32.5%

Total liabilities		350,697	74.2%	344,426	74.4%

Shareholders’ equity
Share capital	17	82,867		82,867
Reserves		77,321		75,559
Retained earnings (losses)		(39,684)		1,780
Net profit (loss) for the period		1,530		(41,464)

Total Group shareholders’ equity		122,034	25.8%	118,742	25.6%

Minority interest		20		17

Total shareholders’ equity		122,054		118,759

Total liabilities and shareholders’ equity		472,751	100%	463,185	100%

Ducati Group consolidated statement of operations

	Notes	Period ended 31.03.2006		Period ended 31.03.2005

Net sales	22	78,178		81,882
Cost of sales	23	(53,954)		(64,004)

Gross profit		24,224	31.0%	17,.878	21.8%
Other income	25	7,036		8,333
Distribution costs	26	(20,874)		(19,513)
General and administrative expenses	27	(4,319)		(4,224)
Other charges		(68)		(400)

Operating profit		5,999	7.7%	2,074	2.5%
Financial income	28	1,249		632
Financial charges	29	(2,192)		(2,631)
Exchange differences	30	277		(495)

Results before taxation		5,333	6.8%	(420)	(0.5)%
Taxation	31	(3,800)		(2,206)

Total net results		1,533	2.0%	(2,626)	(3.2)%
Net results attributable to minority interest		(3)		(1)

Net results attributable to the Group		1,530	2.0%	(2,627)	(3.2)%
Basic profit/(loss) per share*		0.0097		(0.0169)
Diluted profit/(loss) per share**		0.0096		(0.0169)
Number of shares		159,360,037		158,826,407

* Basic earnings per share represents the Group’s interest in the net results, divided by the weighted-average number of ordinary shares in circulation during the period, excluding the own shares held.

** Diluted earnings per share is determined by adjusting the weighted-average number of ordinary shares in circulation on the assumption that all potential ordinary shares with a diluting effect will be converted. The Ducati Group’s stock options fall into the category of potential ordinary shares with a diluting effect.

Changes in Shareholders’ equity

The changes in shareholders’ equity are reported below:

	As of 31.12.2004	Allocation of prior year results	Effect of transition to IFRS 01.01.2005	Changes in cumulative translation adjustment	Increase in share capital on exercise of stock options	Other movements		Results for the period	As of 31.03.2005

Share capital	82,590	—	—	—	—	—		—	82,590
Share premium	16,661	—	—	—	—	—		—	16,661
Revaluation reserve, Law 342	46,265	—	—	—	—	—		—	46,265
Legal reserve	287	—	—	—	—	—		—	287
Reserve for own shares held	3,283	—	(3,283)	—	—	—		—	—
Cumulative translation adjustment	(989)	—	—	660	—	—		—	(329)
IFRS transition reserve	3,578	—	64	—	—	—		—	3,642
Other reserves	3,521	—	—	—	—	231	*	—	3,752
Retained earnings (losses)	6,051	(3,469)	—	—	—	—		—	2,582
Results for the period	(3,469)	3,469	—	—	—			(2,627)	(2,627)

Total Shareholders’ Equity	157,778	—	(3,219)	660	—	231		(2,627)	152,823

	As of 31.12.2005	Allocation of prior year results	Effect of transition to IFRS 01.01.2005	Changes in cumulative translation adjustment	Increase in share capital on exercise of stock options	Increase in reserve on sale of own shares	Other movements		Results for the period	As of 31.03.2006

Share capital	82,867	—	—	—	—	—	—		—	82,867
Share premium	18,994	—	—	—	—	1,700	—		—	20,694
Revaluation reserve, Law 342	46,265	—	—	—	—	—	—		—	46,265
Legal reserve	1,089	—	—	—	—	—	—		—	1,089
Reserve for own shares held	—	—	—	—	—	—	—		—	—
Cumulative translation adjustment	810	—	—	(135)	—	—	—		—	675
IFRS transition reserve	3,642	—	—	—	—	—	—		—	3,642
Other reserves	4,759	—	—	—	—	—	197	*	—	4,956
Retained earnings (losses)	1,780	(41,464)	—	—	—		—		—	(39,684)
Results for the period	(41,464)	41,464	—	—	—	—	—		1,530	1,530

Total Shareholders’ Equity	118,742	—	—	(135)	—	1,700	197		1,530	122,034

* This amount represents the valuation of the stock option plans, the matching entry for which is reflects in the results for the period.

Statement of consolidated cash flows

	Period ended 31.03.2006 € 000	Period ended 31.03.2005 € 000

Cash flow generated by (used in) operating activities
Results for the period	1,530	(2,627)
Change in cumulative translation adjustment	(135)	660
Adjustments to reconcile net results with the movement of funds generated by (used in) operating activities:
- Non-monetary cost of stock options	197	231
- Amortisation and depreciation	5,301	5,807
- Income taxes paid	(50)	(134)
Change in operating assets and liabilities
- Change in operating capital	(11,525)	(9,070)
- Effect of adopting IAS 39 and 32 from 1 January 2005	—	(3,219)
- Other current assets	(1,042)	(1,158)
- Other current liabilities	4,309	3,269
- Due to tax authorities	1,275	1,014
- Deferred tax assets	1,953	1,291
- Deferred tax liabilities	832	54
- Payroll provisions	(73)	337
- Provisions (utilization for risks and charges)	(16)	—
- Provisions (utilization for restructuring costs)	(1,334)	—

Net cash generated by (used in) operating activities (A)	1,222	(3,545)

Cash flow (used in) generated by investing activities
Increase in property, plant and equipment	(1,728)	(1,317)
Increase in intangible assets	(5,462)	(3,791)
Decrease on the sale of fixed assets	31	23
Other non-current assets	13	(47)

Net cash (used in) generated by investing activities (B)	(7,146)	(5,132)

Cash generated by operating activities, net of cash used in investing activities (A-B)	(5,924)	(8,677)

Cash flow (used in) generated by financing activities
Net change in other financial assets/liabilities	(7,903)	1,434
Interest received (paid)	(192)	(735)
Change in minority interest	3	1
Increase in share capital and reserves	1,700	—

Net cash (used in) generated by financing activities	(6,392)	700

Increase (decrease) in cash and cash equivalents	(12,316)	(7,977)

Cash and cash equivalents, beginning of period	53,017	49,327

Cash and cash equivalents, end of period	40,701	41,350

Change in net financial position
Cash generated from operating activities	1,222	(3,545)
Cash generated from investing activities	(7,146)	(5,132)
Increase in share capital and reserves	1,700	—
Change in minority interests	3	1

	(4,221)	(8,676)

Explanatory notes to the consolidated quarterly report as of 31 March 2006

1.	Principal Accounting Policies

Ducati Motor Holding S.p.A. is a company formed under the laws of the Republic of Italy.  The company and its subsidiaries operate in more than 8 nations, principally in the production and sale of motorcycles, spare parts, accessories and apparel. The Group is based in Bologna (Italy).

The consolidated quarterly report as of 31 March 2006 prepared in thousands of euro (€), comprises the quarterly accounts of Ducati Motor Holding S.p.A. (hereafter, also referred to as the “company” or “parent company”) and of the following subsidiary companies (together, the “Ducati Group”):

		Share Capital € 000	% held		% held by Group

Company	Location		directly	ind.	31.03.2006	31.03.2005

Ducati Deutschland G.m.b.H.	Cologne (D)	256	100%	—	100%	100%
Ducati France S.A.S.	Paris (F)	605	100%	—	100%	100%
Ducati Japan K.K.	Tokyo (J)	134	100%	—	100%	100%
Ducati North Europe B.V.	The Hague (N)	19	100%	—	100%	100%
Ducati U.K. Limited	Milton Keynes (U.K.)	79	100%	—	100%	100%
Ducati North America Inc.	Cupertino (USA)	352	100%	—	100%	100%
Ducati Corse S.r.l.	Bologna (I)	15,000	100%	—	100%	100%
Ducati Retail S.r.l.	Bologna (I)	110	99%	—	99%	99%
Ducati Consulting S.r.l.	Bologna (I)	100	85%	—	85%	85%
Ducati Desmo Finance 1 S.r.l.	Conegliano (I)	10	—	—	—	—

The share capital of Ducati Japan K.K., Ducati North America Inc. and Ducati U.K. has been translated to euro using the historical exchange rates.

There have not been any changes in the scope of consolidation with respect to 31 March 2005 and 31 December 2005.

Ducati Desmo Finance 1 S.r.l. has been included within the scope of consolidation in accordance with SIC 12, for the reasons described in notes (1.b.i) and (1.c.viii), even though the Group has no equity interest in this company or any legal or other right of control.

(a) General policies

European Parliament and Commission Regulation EC 1606/2002 of 19 July 2002 has come into force and, commencing from 2005, companies with a listing on a regulated market within the European Union must, for the first time, prepare consolidated financial statements in accordance with the international accounting standards (IFRS) issued by the International Accounting Standards Board and endorsed by the European Commission.

The consolidated financial statements as of 31 December 2005 were therefore prepared by the Ducati Group for the first time in accordance with the international accounting standards (IFRS) issued by the International Accounting Standards Board and endorsed by the European Commission.

Up to and including the year ended 31 December 2004, the consolidated financial statements of the Ducati Group were prepared in accordance with the principles required by Italian statutory regulations, as interpreted and supplemented by the accounting standards issued by the Italian Accounting Profession and the documents issued by the O.I.C. (Italian Accountancy Board) or, in the absence thereof, by the International Accounting Standards Board (“Italian accounting standards”).

In order to ensure comparability with the prior year, the Ducati Group has prepared a document entitled “Separate Appendix – Transition to International Accounting Standards (IFRS)”, attached to the explanatory notes to the consolidated financial statements, containing the approach to and the quantification of the effects of the transition to IFRS on the financial statements as of 31 December 2004, with respect to the financial statements prepared under Italian accounting standards, following the application of IFRS 1 (First-Time Adoption of International Financial Reporting Standards).

Preparation of the consolidated financial statements as of 31 December 2005 in accordance with IFRS has involved a change in accounting policies with respect to those used to prepare the last consolidated financial statements in accordance with Italian accounting standards.

The consolidated quarterly report as of 31 March 2006 has been prepared in accordance with the IFRS, in force at the reporting date, issued by the International Accounting Standards Board and endorsed by the European Commission. The IFRS are understood to include all the revised international accounting standards (“IAS”) and all the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), which was previously known as the Standing Interpretations Committee (“SIC”).

The consolidated quarterly report as of 31 March 2006 has been prepared in compliance with art. 82 of the “Enabling regulations for Decree 58 of 24 February 1998 regarding issuers” (Consob decision 11971 of 14 May 1999 and subsequent amendments), as modified by Consob resolution 14490 of 14 April 2005. The consolidated quarterly report as of 31 March 2006 has also been prepared in accordance with the international accounting standards (IFRS) applicable to interim financial statements. The financial statements have been prepared in accordance with IAS 1, while the notes are presented in a condensed form, as allowed by IAS 34, and, accordingly, do not include all the information that would be required for annual financial statements prepared in accordance with IFRS.

As part of the transition to IFRS, the Ducati Group has prepared its consolidated interim reports in accordance with IFRS, commencing from the half-yearly report as of 30 June 2005; consequently, the quarterly report as of 31 March 2005 was prepared in accordance with Italian accounting standards, since it was published earlier. In order to ensure comparability with the prior period on preparing the quarterly report as of 31 March 2006, the comparative information for the quarter ended 31 March 2005 has been reclassified and restated in accordance with the new IFRS. The consolidated shareholders’ equity and net results for the quarter ended 31 March 2005 determined under Italian accounting standards are reconciled with the respective amounts determined under IFRS in Appendix A, which is attached to the explanatory notes to this consolidated quarterly report as of 31 March 2006.

The accounting policies adopted for the preparation of the consolidated quarterly report as of 31 March 2006 have also been applied for the preparation of the consolidated quarterly report as of 31 March 2005 and the consolidated financial statements as of 31 December 2005, presented for comparative purposes.

The accounting policies have been applied on a consistent basis by all Group companies.

The consolidated quarterly reports as of 31 March 2006 and 2005 have been prepared on an historical cost basis, except in relation to the following assets and liabilities: derivative financial instruments stated at fair value, buildings stated at deemed cost and other financial assets and equity investments stated at fair value.

The criteria described in this quarterly report as of 31 March 2006 might not coincide with the requirements of the IFRS in force as of 31 December 2006, due to future decisions by the European Commission regarding the approval of international accounting standards or to the issue of new standards, interpretations or guidance by the International Accounting Standards Board (IASB) or the International Financial Reporting Interpretations Committee (IFRIC).

The Ducati Group reported a significant loss in 2005 and net borrowing as of 31 March 2006 is about 1.16 times the value of shareholders’ equity.

In view of recent market developments and these unsatisfactory results, on 13 April 2006 the Board of Directors of the parent company approved a recovery plan for the period 2006-2008. Rather than pursue an aggressive sales growth policy, the principal objective of this plan is to improve margins and cash generation by repositioning towards the models at the top end of the range, which earn higher margins, while also working to reduce overheads. Management believes that the Group has the ability to compete successfully at the top end of the market, although changed competitive conditions require plans for a reduced presence at lower levels.

The recovery plan for the three-year period 2006-2008 approved by the Board of Directors of the parent company on 13 April 2006 envisages a consolidated net loss of about 3% of net sales in 2006, the achievement of a broad breakeven situation in 2007 and a return to profitability in 2008.

In order to achieve this objective, the 2006-2008 recovery plan assumes that the company will increase share capital by € 80.0 million, in order to provide the financial resources required by the plan and to finance the introduction of new top-end models. The plan expects to reach its objectives by, among other measures, focusing on the supply of motorcycles positioned at the top end of the range and reducing the Group’s overheads. In particular, during the three-year period of the plan, the company intends to renew the range of motorcycles produced by:

(i)	launching five new models;

(ii)	continually updating the range of existing models; and

(iii)	ceasing the production of motorcycles belonging to certain families that have reached the end of their life cycle.

The Group intends to attract new customers by using the Monster 695 as the “entry-level” model for the range of Ducati motorcycles.

The achievability of the 2006-2008 recovery plan also depends on obtaining changes to the commitments made by the company and Ducati Corse under the Syndicated Loan agreement. Accordingly, on 16 December 2005 the company and Ducati Corse applied for a waiver from the banks participating in the Syndicated Loan. Agreement from the banks was received on 13 February 2006, subject to: (i) purchase by Invind Holdings of a 30% interest, less one share, in the share capital of Ducati; (ii) acceptance by Invind Holdings of a commitment to take up its option rights arising under the terms of the Offer within five days of the Start of the Offer Period; and (iii) signature by UniCredit Banca Mobiliare S.p.A., no later than 31 May 2006, of an underwriting contract intended to guarantee and/or obtain guarantees for the successful outcome of the Capital Increase, net of the commitment to take up all the option rights directly or indirectly available to Invind Holdings. These conditions were met following the purchase by WM, WM II and WM III of one share less than a 30% interest in Ducati and their commitment to take up their options under the Offer, together with signature of the Underwriting Agreement on 4 May 2006.

Following receipt on 3 May 2006 of Consob’s consent to the publication of the prospectus regarding the offer under option to existing shareholders of ordinary shares in Ducati Motor Holding S.p.A. deriving from the increase in share capital for cash authorised by the Board of 13 April 2006, on 4 May 2006 the Board of Directors resolved that: (i) the maximum number of new shares to be issued to service the capital increase will be 160,343,960, (ii) the unit price of the issue will be € 0.4985 and (ii) the ratio of shares under option to shares held will be 1 new share for every 1 share already held.

The prospectus regarding the offer under option was published on 4 May 2006. The offer period and trading in the option rights began on 8 May 2006.

The contract guaranteeing the commitment made by UniCredit Banca Mobiliare S.p.A. and the other members of the underwriting consortium was signed on 4 May 2006. In particular, they are committed to subscribe for all the shares not taken up by the end of the second offer period, net of those that the principal shareholders, World Motors S.A., World Motors Red S.c.A. and World Motors White S.c.A., have agreed to subscribe for via the exercise in full of the rights carried by the shares in the company held by them.

The consolidated quarterly report as of 31 March 2006 has been prepared on a going-concern basis, since management believes that the recovery plan devised for the period 2006-2008 will enable the Group to return to financial equilibrium and satisfactory economic results; management believes, in particular, that the Ducati Group is capable of competing at the top end of the market.

(b) Consolidation principles

(b.i) Subsidiary companies

Subsidiary companies are those over which the Group exercises control. Such control exists when the Group has the power, directly or indirectly, to determine the financial and operating policies of a company in order to benefit from its activities. Ducati Desmo Finance 1 S.r.l., the vehicle company formed specifically for the securitisation transaction arranged in accordance with Law 130/99 and described in note 21, has been treated as a subsidiary company and therefore consolidated since, as established by SIC-12 – Consolidation - Special-purpose entities (SPE), subscription by the seller for asset-backed junior securities results, in substance, in the acquisition of control over the SPE.

When businesses are acquired, their identifiable assets, liabilities and contingent liabilities are recorded at their fair value at the time of acquisition. Positive differences between purchase cost and the Group’s interest in the fair value of such assets and liabilities are classified as goodwill and recorded in the balance sheet as an intangible asset. By contrast, any negative differences (“negative goodwill”) are credited to the statement of operations at the time of acquisition.

The financial statements of subsidiaries are included in the consolidated financial statements from the time that control is established until the moment in which such control ceases to exist. Minority interests in shareholders’ equity and net results are classified separately in the consolidated balance sheet and statement of operations.

The accounting reference date for all Group companies is 31 December.

(b.ii) Associated companies and companies under joint control

The Group does not hold any equity interests in associated companies or companies under joint control.

(b.iii) Transactions eliminated on consolidation

All balances and transactions between Group companies, including revenues, costs and dividends, are eliminated on consolidation together with any unrealised profits and losses on intercompany transactions. Unrealised gains and losses arising from transactions with consolidated companies are eliminated in proportion to the Group’s equity interest in such companies.

(b.iv) Consolidation of foreign companies

The financial statements of Ducati North America Inc., Ducati Japan K.K. and Ducati U.K. Ltd, are denominated in dollars, yen and pounds sterling respectively. These statements are translated using the period-end exchange rates for assets and liabilities and the transaction-date exchange rates for the statement of operations.  For practical reasons, the statement of operations is translated using the average rates for the period, if this does not result in significant differences with respect to using the transaction-date exchange rates. The resulting translation differences are reflected in the “Cumulative translation adjustment” within consolidated shareholders’ equity. If an equity investment is sold, the related cumulative translation adjustment is released to the statement of operations. Goodwill and adjustments to the fair value identified on the acquisition of a foreign company are recorded in the currency concerned and translated using the period-end exchange rate.

The following exchange rates have been applied:

	31.03.2006		31.03.2005

Currency	year end	average	year end	average

US dollar	1.2104	1.2020	1.2964	1.3111
Japanese yen	142.42	140.5142	138.44	137.0052
UK pound	0.6964	0.6861	0.6885	0.6934

On the first-time adoption of IFRS as of 1 January 2004, the cumulative translation adjustments arising from the consolidation of foreign companies located outside of the Euro area were eliminated, as allowed by IFRS 1 (IFRS 1.21); accordingly, the gains or losses deriving from the subsequent sale of such companies will only include the translation adjustments generated subsequent to 1 January 2004.

(c)Accounting policies

(c.i) Foreign currency transactions

Foreign currency transactions are recorded initially using the exchange rates applying on the date they took place. Monetary assets and liabilities denominated in foreign currencies at period end are translated using the exchange rates applying on that date. The exchange differences arising on the settlement of monetary items, or on their translation using rates other than those used at the time they were initially recorded in the current or prior periods, are reflected in the statement of operations. Non-monetary, foreign currency items stated at historical cost are translated using the exchange rates applying at the time the related transactions were initially recorded. Non-monetary, foreign currency items stated at fair value are translated using the exchange rates applying at the time such values were determined.

(c.ii) Own shares

Own shares are recorded as a deduction from shareholders’ equity, as required by IAS 32. This deduction is based on their market value at the time of acquisition, determined with reference to the stockmarket price for the shares. Subsequent changes in the carrying value of own shares and the revenues deriving from any subsequent sales are recorded as changes in shareholders’ equity.

(c.iii) Inventories

Inventories are stated at the lower of purchase and/or production cost or their corresponding net realisable value, which is determined based on market conditions having regard for the related selling expenses. Purchasing costs include the amounts paid to suppliers and any directly related charges. Manufacturing costs include the expenses incurred to bring products to their present state and condition at the balance sheet date. These include both specific product costs and the general production overheads that are attributable to them. In particular, all types of inventory are valued on a F.I.F.O. cost basis. Inventories are stated net of an allowance that reflects losses on obsolete and slow-moving items.

(c.iv) Property, plant and equipment

(c.iv. 1) Cost

Property, plant and equipment are recorded at purchase cost, including any directly related charges. Ordinary maintenance and repair expenditure that does not increase the value of the assets concerned is expensed as incurred. Improvement expenditure that increases the useful lives of property, plant and equipment is capitalised and depreciated over the residual lives of the assets concerned. All other costs are charged to the statement of operations as incurred.

Assets under construction are recorded at cost and classified as “Construction in progress” until the work has been completed; upon completion, the cost is reclassified to the appropriate caption and subjected to depreciation.

As required by IAS 17, fixed assets acquired under finance leasing contracts which, in substance, transfer all the risks and benefits of ownership to the Group, are recorded using finance lease accounting methodology. This involves capitalisation of the original value of the asset and recognition of the outstanding principal due to the provider of finance, as well as the depreciation of the asset over its estimated economic and technical useful life. The principal element of lease instalments is deducted from the outstanding liability to the lessor, while the interest element is charged to the statement of operations.

Leased assets for which the lessor retains substantially all the risks and benefits of ownership are classified as operating leases. The costs of operating leases are charged to the statement of operations over the lives of the related lease contracts.

At the time of the transition to IFRS on 1 January 2004, the exemption allowed by IFRS 1 (IFRS 1.16) was applied to the valuation of “Buildings” which, accordingly, were recorded at deemed cost, being their fair value on that date determined by an independent appraisal.

(c.iv. 2) Depreciation

Property, plant and equipment are systematically depreciated on a straight-line basis using rates considered to reflect fairly the residual, economic and technical useful lives of the related assets. The following annual depreciation rates are used:

Annual depreciation rates

Buildings	3-10%
Plant and machinery	6.6-8.3%
Industrial and commercial equipment	25-30%
Other assets	10-25%

(c.v) Intangible assets

(c.v. 1) Goodwill

When businesses are acquired, their identifiable assets, liabilities and contingent liabilities are recorded at their fair value at the time of acquisition. Positive differences between purchase cost and the Group’s interest in the fair value of such assets and liabilities are classified as goodwill and recorded in the balance sheet as an intangible asset. By contrast, any negative differences (“negative goodwill”) are credited to the statement of operations at the time of acquisition.

Goodwill is deemed to be an asset with an indefinite life and is not amortised, but subjected to annual impairment testing, or more frequently if there is evidence (specific events, changed circumstances) of a possible loss of value, as required by IAS 36 – Impairment of assets, to identify any losses of value at the level of the cash-generating unit to which such goodwill has been allocated by management. Any write-downs are not subject to reinstatement in the future.

On disposal of all or part of a previously-acquired business involving the recognition of purchased goodwill, the extent of the disposal gain or loss is determined having regard for the residual value of such goodwill.

On the first-time adoption of IFRS, the Group elected not to apply IFRS 3 – Business combinations with retroactive effect for the businesses acquired before 1 January 2004; accordingly, the goodwill arising on acquisitions prior to the IFRS transition date is stated at the value previously determined under Italian accounting standards, subject to recognition of any losses in value identified.

(c.v. 2) Brand name

The brand name is deemed to be an intangible asset with an indefinite useful life and is not amortised, but subjected to annual impairment testing, or more frequently if there is evidence (specific events, changed circumstances) of a possible loss of value, as required by IAS 36 – Impairment of assets to identify any losses of value at the level of the cash-generating unit to which the brand name has been allocated by management.

(c.v. 3) Other intangible assets

Other purchased or internally-produced intangible assets are recorded, in accordance with IAS 38 – Intangible assets, when it is likely that their use will generate future economic benefits and their cost can be determined on a reliable basis.

These assets are recorded at purchase or production cost and amortised on a straight-line basis over their estimated useful lives.

The costs of arranging loans and issuing bonds were recorded as fixed assets as of 31 December 2004, in accordance with Italian accounting standards, and amortised over the lives of the related loans. IAS 39 has been applied from 1 January 2005 and the residual book value of these deferred costs at that date has been eliminated and considered in the valuation, on an amortised-cost basis, of the related loans and bonds.

The other intangible assets recorded on the acquisition of a business are classified separately from goodwill, if their fair value can be determined on a reliable basis.

Gains and losses arising on the disposal of intangible assets comprise the difference between their disposal and book values, and are reflected in the statement of operations at the time of disposal.

Assets not yet ready are recorded at cost and classified as “Assets in progress” until the work has been completed; upon completion, the cost is reclassified to the appropriate caption and subjected to amortisation.

Research costs are expensed to the statement of operations as incurred.

The costs of development projects for the production of motorcycles and engines are only capitalised if the conditions specified in IAS 38 – Intangible assets (IAS 38. 57), are met, namely:

-	demonstrable technical feasibility of the product;

-	intention of the company to complete the development project;

-	reliable determination of the costs incurred for the project;

-	recoverability of the amounts recorded from the future economic benefits expected to derive from the development project.

Capitalised development costs comprise solely the costs incurred that are directly attributable to the development process and are amortised on a systematic basis, commencing from the start of production, over the expected life of the product which is usually five years.

Development projects in progress are recorded at cost and classified as “Intangible assets in progress” until the project has been completed; upon completion, the cost is reclassified to the appropriate caption and subjected to amortisation.

Other intangible assets are amortised on a straight-line basis over the following periods:

-	development costs: five years;

-	software: two / five years.

(c.vi) Impairment of assets

At least once each year, the Group verifies the recoverability of its tangible and intangible assets (including capitalised development costs), in order to determine if there is any evidence that such assets may have suffered a loss in value. If there is any such evidence, the recoverable value of the assets concerned is estimated to determine the extent of the related loss in value. Intangible assets with an indefinite useful life and intangible assets not yet available for use are subjected to an impairment test each year, or more frequently if there is evidence of a possible loss of value (IAS 36.10a).

When the recoverable value of an individual asset cannot be estimated, the Group estimates the recoverable value of the cash-generating unit to which the asset belongs.

The recoverable value of an asset is the greater of its fair value net of selling costs or its value in use. The value in use of an asset is determined with reference to its detailed income stream (layer valuation), gross of taxation, applying a pre-tax discounting rate that reflects current market assessments of the time value of money and the risks specific to the asset. A loss in value is recognised if recoverable value is lower than book value. If, subsequently, an impairment loss other than for goodwill is recovered, in whole or in part, the book value of the asset or cash-generating unit is increased to reflect the new estimated recoverable value, without exceeding the value that would have been reported had no losses in value been recorded previously. The recovery of an impairment loss is recognised immediately in the statement of operations.

(c.vii) Financial instruments

The provisions of IAS 39 are applied to all financial assets and liabilities and all financial instruments, except for certain categories specified in IAS 39. IAS 32, associated with IAS 39, applies to all financial assets and indicates the criteria to be applied for their fair presentation in the financial statements.

The Ducati Group’s principal financial instruments comprise:

(c.vii. 1) Cash and cash equivalents

Cash and cash equivalents include bank deposits and cash on hand stated at nominal value, which corresponds to their fair value.

(c.vii. 2) Trade receivables

Trade receivables collectible on normal trade terms are stated at the fair value  of the initial consideration given in exchange plus the related transaction costs. The value of unrecoverable amounts is estimated with reference to the present value of expected cash flows.

(c.vii. 3) Investments in other companies

Investments in other companies (normally those where the holding is less than 20%) are recorded at cost and adjusted to their fair value at the balance-sheet date with a matching entry to shareholders’ equity. They are valued at purchase cost if quotations in an active market are not available and their fair value cannot be determined on a reliable basis. Valuations are performed on a regular basis in order to determine if there is any objective evidence that such equity investments may have suffered a loss of value. If such objective evidence is identified, the loss of value is charged to the statement of operations.

(c.vii. 4) Long-term securities

Securities for which there is both the intention and the ability to retain them until they mature (held-to-maturity securities) are recorded with reference to the trade date and valued, at that time, at acquisition cost including any transaction charges. Subsequently, given their pre-determined maturity dates, they are valued on an amortised-cost basis using the effective interest method.

(c.vii. 5) Trade payables

Trade payables falling due on normal trade terms are stated at the fair value of the initial consideration given in exchange plus the related transaction costs.

(c.vii. 6) Other financial assets and liabilities

Other financial assets that the Group intends and is able to hold until maturity are recorded at amortised cost, including the related transaction costs. Financial assets held for sale are initially recorded at cost, including transaction costs, and adjusted to their fair value at the balance-sheet date with a matching entry to shareholders’ equity. Financial assets with a pre-determined maturity date that are not listed in an active market, and whose fair value cannot be determined on a reliable basis, are valued on an amortised-cost basis, while those without a pre-determined maturity date are valued at purchase cost. Amortised cost is determined using the effective interest method. Valuations are performed on a regular basis in order to determine if there is any objective evidence that a financial asset or group of assets may have suffered a loss of value. If such objective evidence is identified, the loss of value is charged to the statement of operations.

With the exception of derivative financial instruments, financial liabilities are initially recorded at cost, net of any transaction costs directly attributable to their creation. Following initial recording, financial liabilities are valued on an amortised-cost basis using the original effective interest method.

(c.vii. 7) Derivative financial instruments

Derivative financial instruments are only used for hedging purposes, in order to reduce exchange rate, interest rate and market price risks. As required by IAS 39, derivative financial instruments are only recorded on a hedge-accounting basis when, at the start of the hedge, they are formally designated as such, the hedge relationship is documented, the hedge is expected to be highly effective, such effectiveness can measured reliably and the hedge proves highly effective over the various accounting periods it is designated to cover.

In order to hedge exchange-rate and interest-rate risk, the Group arranges derivative contracts to cover expected total orders and contracts to hedge the effect of interest-rate fluctuations. Although the Group considers these contracts to be hedges, they do not meet all the conditions established in IAS 39; accordingly, these derivative financial instruments are stated at their fair value and the gains and losses arising from their valuation on this basis are recorded immediately in the statement of operations.

(c.viii) Sale of receivables

The Ducati Group securitizes a significant portion of its trade receivables; the details of this programme are described in note 21 “Securitisation of receivables”.

Securitisation involves the sale without recourse of a portfolio of receivables to a vehicle company (Ducati Desmo Finance 1 S.r.l., also referred to as the SPE – special-purpose entity) established specifically for the securitisation transaction pursuant to Law 130/99.

The vehicle company finances the purchase of these receivables via the issue of securities guaranteed by them (asset-backed securities), being securities whose repayment and interest flows depend on the cash flows generated by the portfolio of receivables. The asset-backed securities are divided into classes depending on their seniority and rating: the most senior classesare placed in the market and taken up by investors; the more junior classes,  whose repayment is subordinated to that of the senior classes, are normally taken up by the seller. Accordingly, the residual involvement of the seller in the receivables sold is limited to the value of the junior securities taken up.

In accordance with SIC-12 – Consolidation - Special-purpose entities (SPE), the vehicle company is included within the scope of consolidation since subscription by the seller for the asset-backed junior securities results, in substance, in the acquisition of control over the SPE.

If the Ducati Group sells receivables without recourse to factoring companies, excluding those covered by the securitisation contract, such receivables are eliminated from the balance sheet at the time of the disposal since they meet the derecognition requirements established in IAS 39.

(c.ix) Provisions for charges

Provisions for charges are recorded by the Group when:

-	there is a legal or implicit obligation to third parties;

-	it is likely that resources will have to be used to settle the obligation;

-	the amount of the obligation concerned can be estimated reliably.

An implicit obligation is an obligation that arises at the time the Group, in accordance with consolidated practice, public business policies or a sufficiently specific announcement, makes it known to other parties that it will accept the obligation, such that as a result an expectation arises in the minds of third parties that the Group will honour such obligation.

Provisions for restructuring charges are recorded by the Group when:

-	there is a legal or implicit obligation to third parties;

-	it is likely that resources will have to be used to settle the obligation;

-	the amount of the obligation concerned can be estimated reliably;

-	a formal programme identifies the principal characteristics of the restructuring plan;

-

interested third parties have a valid expectation that the Group will carry out the restructuring work because implementation has already started or because the salient points have already been communicated to them.

Changes in the extent of such provisions are recorded in the statement of operations for the period in which the need for such changes is identified.

Provisions represent the best estimate of the amount the Group would have to pay at period end to settle the obligation or transfer it to third parties. If the discounting effect on the value of money is significant, these provisions are determined by discounting the expected future cash flows using a pre-tax discount rate that reflects current market assessments of the time value of money. Following discounting, the increase in the provision due to the passage of time is recorded as a financial charge.

(c.x) Employee benefits

(c.x. 1) Pension plans

The employees’ leaving entitlements (TFR) recorded by the Group’s Italian companies are deemed to represent a defined-benefits plan pursuant to IAS 19.  The benefits guaranteed to employees in the form of their TFR entitlement, and paid to them upon termination of the employment relationship, are recorded as their right to collect such benefits accrues. The liability for benefits to be paid on the termination of employment is determined based on actuarial assumptions and recorded on an accruals basis consistent with the work performed to obtain such benefits; the extent of the liability is determined by independent actuaries at least once each year. The gains and losses determined by the actuarial calculations are recognised as revenues or costs in the statement of operations when the cumulative net value of the actuarial gains and losses not recorded in relation to each plan at the end of the prior year exceeds, by more than 10%, the higher of the obligations under the TFR plan or the fair value of the plan’s assets at that date (the so-called “corridor” method).

On the first-time adoption of IFRS, the Group decided to record all the actuarial gains and losses accumulated up until 1 January 2004, despite having elected to apply the corridor method in relation to subsequent actuarial gains and losses.

The Group’s foreign companies do not have any significant pension plans.

(c.x. 2) Compensation in the form of stock options

The Group recognises additional benefits to certain managers, staff and consultants via stock option plans. In accordance with IFRS 2 – Share-based payments, these are deemed to be equity-settlement plans and, accordingly, the total fair value of stock options at the grant date must be charged to the statement of operations as a cost. Changes in their fair value subsequent to the grant date do not alter their initial valuation. The cost of compensation corresponding to the fair value of the options is recognised as a payroll cost on a straight-line basis during the period between the grant date and the vesting date, and the matching entries are credited to shareholders’ equity.

The Group has applied the exemption allowed by IFRS 1 (IFRS 1.25b) and, accordingly, has applied the standard to all stock option plans granted after 7 November 2002 that had not already vested on the date that IFRS 2 came into force (1 January 2005).

(c.xi) Costs and revenues

Costs and revenues are recorded by the Group to the extent that an inflow or outflow of economic benefits is likely, and their amount can be estimated on a reliable basis. Revenues and other income, costs and charges are recorded net of returns, discounts, allowances and rebates.

Revenues from the sale of goods are recognised at the time of delivery to the freight forwarders when, under the related contract terms, ownership passes to the purchaser or, in the case of sales with the reservation of title, the latter essentially accepts all the risks and benefits normally associated with ownership.

Although the IFRS do not specifically cover the classification of dealer incentives (usually based on volume sold), these costs have been classified as a reduction of revenues rather than as distribution costs, having regard for the approach taken by other companies operating in the automotive sector on the first-time adoption of IFRS.

Sponsorship revenues are recognised as other revenues on an accruals basis over the lives of the related contracts, which usually reflect the length of the sporting season; the remuneration of the riders and the racing team is recognised on an accruals basis, with reference to the duration of the contracts concerned.

The cost of services is recognised on an accruals basis at the time they are received.

Grants from the Ministry for Productive Activities are recorded as other revenues when it becomes reasonably certain that the Group will comply with the required conditions and that the related grants will be collected, which generally coincides with the expiry of the contractually-agreed payment period of 60 days from the presentation of the related progress reports. In particular, under the terms of the concession decrees and in the absence of any objection from the Ministry for Productive Activities or the programme manager, the Group believes that it is entitled to collect the grants and that the revenue has become certain, even though the amounts will only be paid out when the related liquidity becomes available to the programme manager.

If the grants relate to capitalised charges, they are deferred and released to match the related amortisation expense.

Financial income and expense is recognised on an accruals basis with reference to the interest accrued on the net value of the related financial assets and liabilities, determined using the effective interest rate.

(c.xii) Taxation

Income taxes include all the taxes charged on the Group’s taxable income. Income taxes are recorded in the statement of operations, except for those relating to items credited or debited directly to shareholders’ equity, in which case the related tax effect is recognised directly as part of shareholders’ equity. Provisions for taxation that might arise on the transfer of undistributed retained earnings from subsidiary companies are only recorded if there is a real intention to transfer such earnings. Other taxes unrelated to earnings, such as property and capital taxes, are recorded as other operating expenses. Deferred tax assets/liabilities are recorded using the full liability method. These are calculated on all the timing differences between the fiscal value of assets and liabilities and the book value recorded in the consolidated financial statements, with the exception of non-deductible goodwill and the differences arising on investments in subsidiary companies that are not expected to reverse in the foreseeable future, and on carried-forward tax losses. Deferred tax assets are recognised to the extent that future taxable income is likely to be sufficient for their recovery. The recoverability of deferred tax assets is reviewed at the end of each accounting period and any amounts whose recovery is no longer deemed likely are charged to the statement of operations.

Current, prepaid and deferred tax assets and liabilities are offset when the related income taxes are charged by the same tax authority and a legal right of offset exists. Deferred tax assets and liabilities are determined using the tax rates that are expected to apply, in the various tax areas in which the Group operates, when the related timing differences become deductible or taxable or expire in accordance with current legislation.

(c.xiii) Dividends

Dividends payable are reported as changes in shareholders’ equity in the period in which they are authorised by the shareholders’ meeting.

Dividends to be received are recorded on the date of the related shareholders’ resolution.

(c.xiv) Earnings per share

Basic earnings per share represents the parent company’s interest in the net results, divided by the weighted-average number of ordinary shares in circulation during the period, excluding any own shares held.

Diluted earnings per share is determined by adjusting the weighted-average number of ordinary shares in circulation on the assumption that all options granted with a diluting effect will be converted into ordinary shares. The Ducati Group’s stock options fall into the category of potential ordinary shares with a diluting effect.

(c.xv) Use of estimates

The preparation of the quarterly report and related notes in accordance with IFRS has required management to make estimates and assumptions which affect the reported value of assets and liabilities, as well as the information provided in relation to contingent assets and liabilities at the balance sheet date. The actual results to be recorded in future may differ from these estimates. The estimates are made to record provisions for collection losses, obsolete inventories, depreciation and amortisation, the impairment of assets, employee benefits, taxation, restructuring and other expected losses. Estimates and assumptions are reviewed periodically and the effects of any changes are recorded immediately in the statement of operations.

(c.xv) New accounting policies

No accounting standards or interpretations with a significant impact on the consolidated financial statements have been issued or revised with effect from 1 January 2006.

The IASB issued an amendment to IAS 19 – Employee Benefits in December 2004, allowing actuarial gains and losses to be recognised immediately, in the period they arise, as an adjustment to a specific equity account, rather than directly to the statement of operations. This amendment also provides a guide to the allocation among the various Group companies of a Group defined-benefits plan. This amendment took effect from 1 January 2006; the Group has elected not to apply the available option.

The IASB issued an amendment to IAS 39 – Financial Instruments: Recognition and Measurement in April 2005 that permits the foreign currency risk of a highly probable intragroup forecast transaction to qualify as the hedged item in a cash-flow hedge, provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect the consolidated financial statements. The amendment also specifies that if the hedge of a forecast intragroup transaction qualifies for hedge accounting, any gain or loss that is recognised directly in equity in accordance with IAS 39 rules must be reclassified to the statement of operations in the period in which the foreign currency risk of the hedged transaction affects the consolidated statement of operations.

The IASB issued an amendment to IAS 39 – Financial Instruments: Recognition and Measurement in June 2005 to restrict the use of the option to designate any financial asset or liability to be measured at fair value through the statement of operations (the so-called “fair value option”). This revision of the standard limits the use of this option to the financial instruments that meet the following conditions:

-	the fair value option designation eliminates or significantly reduces an accounting mismatch;

-

a group of financial assets, financial liabilities or both are managed and their performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy, and

-	an instrument contains an embedded derivative that meets particular conditions.

These amendments to IAS 39 took effect from 1 January 2006 and do not have any significant effect on the Group.

The IASB issued a new standard, IFRS 7 – Financial Instruments: Disclosures, in August 2005 together with a complementary amendment to IAS 1 – Presentation of Financial Statements: Capital Disclosures. IFRS 7 requires disclosures about the significance of financial instruments for an entity’s financial position and performance. These disclosures incorporate many of the requirements previously contained in IAS 32 – Financial Instruments: Disclosure and Presentation. The new accounting standard also requires information about the exposure to risks deriving from the use of financial instruments, and a description of management’s objectives, policies and processes for managing such risks. The amendment to IAS 1 introduces requirements for disclosures about an entity’s capital.

IFRS 7 will be effective from 1 January 2007. The Group is assessing the impact that such changes might have.

The IASB issued an amendment to IAS 39 and IFRS 4 in August 2005 covering the accounting treatment of guarantees given. Under this amendment, financial guarantee contracts must be included in the issuer’s balance sheet:

-	initially at fair value;

-

subsequently, at the higher of (i) the best estimate of the amount required to meet the obligation at the reference date, determined in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets, and (ii) the amount initially recognised less any accumulated amortisation recognised in accordance with IAS 18 – Revenue.

This amendment to IAS 39 took effect from 1 January 2006 and did not have any effect on the Group’s quarterly report.

2.	Trade receivables

Trade receivables are analysed below:

Trade receivables	31.03.2006	31.12.2005

Domestic customers	38,587	41,107
Foreign customers	77,044	66,558

Gross total	115,631	107,665
Allowance for doubtful accounts	(5,404)	(5,433)

Net total	110,227	102,232

The increase in trade receivables as of 31 March 2006 principally relates to the foreign customers of Ducati Corse S.r.l. following the issue of a sponsorship invoice for about € 7.8 million covering the whole of 2006.

The recent changes in the allowance for doubtful accounts are as follows:

	31.03.2006	31.12.2005

Opening balance	5,433	3,691
Provisions	231	2,371
Effect of translating the financial statements of foreign companies and reclassifications	(41)	70
Utilisations	(219)	(699)

Closing balance	5,404	5,433

Provisions were made during the first three months of 2006 to cover collection risks relating to the customers of subsidiary companies including, in particular, those of Ducati Corse S.r.l. and Ducati North America Inc..

3.	Inventories

Inventories, stated net of the allowance for obsolete and slow-moving inventory, comprise:

	31.03.2006	31.12.2005

Raw, ancillary and consumable materials	7,758	6,375
Allowance	(1,182)	(1,134)

	6,576	5,241
Work in process and semi-finished products	15,609	12,520
Allowance	(2,518)	(2,482)

	13,091	10,038
Finished products	83,890	76,080
Allowance	(9,224)	(9,979)

	74,666	66,101

Total	94,333	81,380

Spare parts are classified together with finished products in order to reflect more closely the way they are used, given that they are mostly held for sale.

The increase in closing inventories since 31 December 2005 principally reflects higher production in order to meet demand in subsequent periods.

The recent changes in the inventory allowance are as follows:

	31.03.2006	31.12.2005

Opening balance	13,595	7,436
Net changes during the period	(640)	6,061
Effect of translating the financial statements of foreign companies and other reclassifications	(31)	98

Closing balance	12,924	13,595

The size of the provision recorded for the year ended 31 December 2005 with respect to that for the first quarter of 2006 reflects the 2005 provision for the obsolescence of motorcycles that, in view of the recovery plan described in note 1.a, will no longer be produced.

4.	Other current assets

Other current assets comprise:

	31.03.2006	31.12.2005

VAT recoverable	1,964	3,622
Tax advances and other tax credits	2,138	2,433
Advances to suppliers	1,166	1,605
Other receivables	1,165	859
Accrued income and prepaid expenses	3,826	698

Closing balance	10,259	9,217

The increase in other receivables mainly relates to the Inail advance paid in relation to the whole of 2006.

The increase in accrued income and prepaid expenses as of 31 March 2006 with respect to the balance as of 31 December 2005 is principally due to the valuation of hedging contracts, as well as to prepayments relating to lease instalments, contracts for future events, such as the Motogiro to be held in the second quarter of 2006, and insurance premiums.

5.	Property, plant and equipment

The changes in property, plant and equipment are summarised below:

Total property, plant and equipment	31.03.2006	31.12 .2005

Opening balance	66,556	70,288
Additions and other changes	1,728	10,928
Depreciation	(3,488)	(14,306)
Net decreases	(31)	(354)

Closing balance	64,765	66,556

Land and buildings include leasehold improvements of € 1,962 thousand. These improvements relate to a building involved in a sale and lease-back arrangement, as explained further below, and are being depreciated over their estimated useful lives.

The changes during the period ended 31 March 2006 and in 2005 in the various captions comprising property, plant and equipment are analysed in Attachments 1 and 2.

The depreciation of property, plant and equipment has been charged to the statement of operations as follows:

	31.03.2006	31.12.2005

Cost of sales	2,910	11,705
General and administrative expenses	578	2,601

Total	3,488	14,306

As of 31 March 2006, the Group is party to leasing contracts for industrial buildings, machinery and robotised workstations.

Ducati Motor Holding S.p.A. has entered into a “sale and lease-back” transaction involving an industrial building located within the factory complex at Via A. Cavalieri Ducati 3, Bologna.

The transaction involved selling the building at around book value to “Locafit Locazione Macchinari Industriali S.p.A.”, a leasing company, in 2001 for € 20,710 thousand, and then signing a lease-back contract with the same company.

This contract has a duration of 8 years from the date it was signed.

By way of consideration for the finance lease on the building, Ducati Motor Holding S.p.A. will pay Locafit S.p.A. a total of 32 quarterly lease instalments, as established in the contract.

6.	Goodwill and intangible assets with an indefinite life

Goodwill and intangible assets with an indefinite life comprise:

	31.03.2006	31.12.2005

Brand name	71,249	71,249
Goodwill	14,801	14,801

Closing net book value	86,050	86,050

The brand name consists of the “Ducati” name, which was purchased for the amount established at the time the motorcycle division was acquired from Ducati Motorcycles S.p.A. in 1996.

As of 31 March 2006, the brand name is pledged to secure the syndicated loan arranged on 9 May 2006 by Ducati Motor Holding S.p.A., as described further in note 16.

Goodwill mainly reflects the amount recognised on the conferral of business activities in 1996, which was determined with reference to market conditions and expectations for the duration and development of the business. This balance also includes the goodwill paid in 1998 on the reorganisation of the French and German distribution networks and the difference between the book value of equity investments and the related interest in their shareholders’ equity at the time of acquisition.

The Group elected not to apply IFRS 3 – Business Combinations retrospectively with regard to the businesses acquired prior to the IFRS transition date. Accordingly, on the transition to IFRS, goodwill and the brand name with an indefinite life were stated at the carrying value previously determined under Italian accounting standards.

The intangible assets with an indefinite life were subjected to an impairment test (recoverable value) as of 31 December 2005, as required by IAS 36.

Goodwill was allocated in full to the “High Margin Motorcycles” cash-generating unit (CGU), consisting of the Superbike and Sportclassic motorcycles, while the Ducati brand name was allocated as follows:

Cash Generating Unit	Segment	Amount Allocated

High Margin Motorcycles	Motorcycles	54,937
Spare parts	Spare parts	8,715
Accessories and Apparel	Accessories and Apparel	6,648
Other	Other	949

Total		71,249

The allocation was based on the sales of the individual CGUs /segments.

The recoverable value of the brand name has been estimated using the so-called “Royalty Relief Method”. The level of royalties (gross of taxation) in the automotive sector normally ranges between 5% and 9%.

The royalty rate applied to the sales of the “High Margin Motorcycles” CGU is 7.40%, while the rate applied to the sales of other segments is 5%. The use of a royalty rate of 7.40% for the “High Margin Motorcycles” CGU is justified by a score analysis of brand strength, performed on 4 market profiles and 9 specific profiles, which gave Ducati a rating of 0.60 (minimum 0 - maximum 1), which translates to a rate of 7.40%.

The recoverable value of goodwill has been estimated using a criterion based on the forecast flow of earnings. The related earnings streams were considered net of a normal level of remuneration for tangible fixed assets and the brand name, and their present value was compared with the book value of goodwill. This criterion is based on the capitalisation of the normalised, average super-profits that the Group is able to generate.

The recoverable value of goodwill estimated in this manner exceeds its book value.

The earnings streams used to estimate the recoverable value of the brand name and goodwill are those reflected in the 2006 Budget, which improves on the first year of the 2006-2008 plan, and in 2007-2010 plan. These flows represent normalised average expected earnings and derive from management’s forecasts, based on the Group’s past experience and the expectations generated by the new recovery plan. The earnings denominated in foreign currencies ($ flows) were translated using a € - $ exchange rate of 1.18, being the ruling rate as of 31 December 2005. The earnings used did not include the margins expected in 2009 and 2010 from the XL and GP families of motorcycle, since these will derive from future investment and, as such, must not be considered for impairment test purposes.

The after tax, weighted-average cost of capital (WACC) is 6.45%. This was determined using a risk-free rate of 3.5%, a credit spread of 2.5%, a beta of 1, an equity risk premium (E.R.P.) of 4%, a target borrowing ratio of 30% (Total Borrowing / Total Assets) and, lastly, the full Ires corporate tax rate of 33%. In order to calculate the value-in-use of the Ducati brand name and goodwill, the earnings expected in 2010, adjusted for the exchange effect and to exclude the new models of motorcycle, were projected forward in perpetuity at 2.5%.

Based on the methodology applied, the value-in-use of the Ducati brand name and goodwill is slightly higher than their book value. In particular, the value-in-use of goodwill is € 17.1 million, while the value of that part of the brand name attributable to the “High Margin Motorcycles” CGU is € 59.6 million (carrying value, € 54.9 million). The value-in-use of that part of the brand name attributable to the other segments is considerably greater than its book value.

7.	Other intangible assets

Other intangible assets, principally relating to the parent company, are stated net of accumulated amortisation and comprise:

	31.03.2006	31.12.2005

Development costs	14,328	14,368
Software	3,940	4,301
Assets in progress	25,046	20,996

Closing net book value	43,314	39,665

The changes in other intangible assets during the period ended 31 March 2006 and in 2005 are summarised below:

Total other intangible fixed assets	31.03.2006	31.12.2005

Opening balance	39,665	38,268
Net increases and decreases	5,462	20,455
Write-downs	—	(9,270)
Amortisation	(1,813)	(9,788)

Closing balance	43,314	39,665

The detailed changes in other intangible assets during the period ended 31 March 2006 and in 2005 are analysed in Attachments 3 and 4. Capitalised development costs essentially relate to projects for the development of engines and new models of motorcycle. Development projects have, in particular, determined ways to:

1.	reduce motorcycle weight by using innovative materials and, at the same time, increase safety standards, thereby reducing fuel consumption and lowering the release of pollution into the atmosphere;

2.	improve motorcycle aerodynamics, in order to reduce fuel consumption and the level of pollution, while retaining the Ducati brand’s distinctive style;

3.	optimise engine performance, while reducing the noise of the intake and exhaust systems, partly through the use of highly-advanced simulation software.

Assets in progress and advances totalling € 25,046 thousand as of 31 March 2006 (€ 20,996 thousand as of 31 December 2005) include € 24,126 thousand in relation to development projects that have not yet entered the industrialisation stage, of which about € 19,090 thousand regarding the Grand Prix (GP) motorcycle which will be industrialised and sold during 2007. The other € 5,036 thousand relates to new models that will enter into production during 2007 and 2008. Consistent with the new strategy of focusing on top-end models, during 2005 the Group decided to expense in full certain development projects associated with the Super Sport model and to both the new and previous Super Sport, versions Sport Touring ST4s. In addition, certain research and development costs relating to the Superbike were written off in 2005 ahead of the restyling and the introduction of new engines consistent with the new focus for the range. The new plan envisages focusing on mid and top-end motorcycles offering high margins, and on the simplification of the range. The total writedowns charged to cost of sales in the 2005 statement of operations amounted to € 9,270 thousand.

The amortisation of intangible assets has been charged to the statement of operations as follows:

	31.03.2006	31.12.2005

Cost of sales	1,404	7,928
General and administrative expenses	409	1,860

Total	1,813	9,788

8.	Equity investments

Investments in other companies comprise the quotas held in ACMA (Manufacturers’ Association), the Diamante Consortium and Emittente Titoli.

9.	Deferred tax assets

Deferred tax assets comprise:

	31.03.2006	31.12.2005

Deferred tax assets - Italian companies	22,597	24,550
Deferred tax assets - Foreign companies	112	112

Total	22,709	24,662

The deferred tax assets of Italian group companies as of 31 March 2006 mainly reflect the effect of provisions that are not tax deductible recorded in the statutory financial statements of individual companies, together with partial recognition of the effect of the tax losses carried forward by Ducati Motor Holding S.p.A..

The deferred tax assets of foreign group companies as of 31 March 2006 mainly relate to recognition of the effect of the tax losses carried forward by Ducati UK Ltd. and Ducati North Europe B.V.

The changes in net deferred tax assets are shown below:

	31.03.2006	31.12.2005

Opening balance	24,662	21,665
Provision (utilisation) charged to the statement of operations	(1,949)	2,909
Translation adjustment and other changes	(4)	88

Closing balance	22,709	24,662

Deferred tax assets comprise:
Deferred tax assets	As of 31.12.2005	Reclass. of opening bal. ***	Increases and decreases P/L	Trans. adj. and other	As of 31.03.2006

Elimination of unrealised intercompany profits	1,614		45		1,659
Losses carried forward by DMH	4,450				4,450
Provisions disallowed for DMH tax purposes	13,252		(1,244)		12,008
Prepaid taxes on intercompany profits	2,799		(215)		2,584
Provisions disallowed for Ducati Corse S.r.l. tax purposes	1,559		(69)		1,490
Elimination of intangible assets	772		(82)		690
Other deferred tax assets for IFRS purposes *	104		(384)	(4)	(284)

Total deferred tax assets - Italian companies	24,550	—	(1,949)	(4)	22,597

Ducati North Europe B.V.	11				11
Ducati UK Ltd	101				101

Total deferred tax assets - foreign companies	112	—	—	—	112

Total deferred tax assets	24,662	—	(1,949)	(4)	22,709

* Tax effect of IFRS entries as of 31 December 2004
** Tax effect of IFRS entries on applying IAS 32 and 39 from 1 January 2005.
*** Reclassifed to deferred taxation.

The Directors believe that company will generate sufficient future taxable income for the recovery of the estimated deferred tax assets recorded as of 31 March 2006 to be reasonably certain. In particular, these entries take account of the profitability envisaged in the latest plans prepared by management.

The timing differences and carried-forward tax losses generating these deferred tax assets are summarised below:

	As of 31.03.2006			As of 31.12.2005

	Value of timing differences	Rate %	Tax effect	Value of timing differences	Rate %	Tax effect

Deferred tax assets
Provisions for product warranties	5,778	37.25%	2,152	5,778	37.25%	2,152
Inventory allowance	10,464	37.25%	3,898	10,605	37.25%	3,950
Maintenance expenses	2,441	37.25%	909	3,540	37.25%	1,319
Entertaining expenses	346	37.25%	129	366	37.25%	136
Other	3,374	37.25%	1,257	4,366	37.25%	1,839
Writedown of equity investments	1,789	33.00%	590	2,143	33.00%	707
Writedown of own shares	—	33.00%	—	381	33.00%	126
Allowance for doubtful accounts	1,605	33.00%	530	1,605	33.00%	530
Unrealised intercompany profits	4,454	37.25%	1,659	4,332	37.25%	1,614
Writedown of development costs	7,064	4.25%	300	7,064	4.25%	299
Gain on intragroup transfer of brand name	6,937	37.25%	2,584	7,511	37.25%	2,798
Tax losses carried forward	13,484	33.00%	4,450	13,484	33.00%	4,450
Provision for restructuring	6,824	37.25%	2,542	8,000	37.25%	2,980
Provision for restructuring	4,842	33.00%	1,598	5,000	33.00%	1,650
Deferred tax assets of foreign companies			112			112

Total deferred tax assets	69,402		22,709	74,175		24,662

Deferred tax assets of about € 15.0 million have not been recognised in relation to tax losses carried forward as of 31 March 2006 totalling about € 45.0 million. Based on the budgets prepared by management, the balance sheet of the parent company as of 31 March 2006 includes deferred tax assets totalling about € 13.5 million in relation to tax losses carried forward. For the sake of prudence, no deferred tax assets have been recognised in relation to the additional tax losses carried forward, since they would only be recoverable against future taxable income over an extended period of time, for which it is currently problematic to make forecasts that are reasonably reliable.

10.	Trade payables

Trade payables are analysed as follows:

	31.03.2006	31.12.2005

Domestic suppliers	59,743	60,809
Foreign suppliers	13,775	12,851
Invoices to be received	21,108	11,543

Total	94,626	85,203

Trade payables reflect the liability to suppliers of goods and consultancy services. The increase with respect to last year mainly reflects the deferred payment terms obtained from certain suppliers, as well as greater purchasing associated with the higher volume of production.

11.	Due to the tax authorities

Amounts due to the tax authorities in the short term are analysed as follows:

	31.03.2006	31.12.2005

VAT payable	2,331	1,275
Flat-rate tax on revaluation of brand name	1,292	1,292
Taxes withheld - employees	1,111	1,576
Taxes withheld - freelance personnel	100	151
IRES-IRAP	1,027	355
Taxes payable by foreign companies	875	862
Other	26	26

Total	6,762	5,537

Amounts due to the tax authorities mainly comprise the direct and indirect taxes payable by individual Group companies, net of advance payments, as well as taxes withheld at source by Group companies on the remuneration of employees and free-lance personnel.  Current taxes payable are estimated based on the best interpretation of the law relating to such taxes.

The balance of the 19% flat-rate tax, € 1,292 thousand, relates to the revaluation of the brand name in 2003, recorded in the financial statement of the parent company, which is payable in July 2006.

The decrease in employee withholding taxes reflects the change in the level of employment and the higher tax adjustments withheld from leavers as of 31 December 2005 on payment of their leaving entitlements with respect to the situation as of 31 March 2006.

The increase in the Ires – Irap taxes payable mainly relates to the higher tax charge incurred as of 31 March 2006 by Ducati Corse S.r.l., based on the estimated taxable income for the period, as well as to the absence of advances which are due to be paid in June 2006.

Taxes payable by foreign companies reflect the corporate income tax liabilities of Ducati France S.A., Ducati Japan K.K., Ducati North Europe BV and Ducati North America.

The following tax years are still open for direct and indirect taxation purposes: from 2000 for Ducati Motor Holding S.p.A., Ducati North America Inc., Ducati G.m.b.H., Gio.ca Moto International S.r.l., Ducati France S.A., Ducati Japan K.K., Ducati North Europe B.V. and Ducati UK Ltd.; from 2002 for Ducati Corse S.r.l. and from 2004 for the newly-formed Ducati Retail S.r.l. and Ducati Consulting S.r.l.

The Group is not involved in any significant tax disputes as of 31 March 2006.

12.	Other current liabilities

Other current liabilities are analysed as follows:

	31.03.2006	31.12.2005

Advances	2,474	5,585
Due to employees	5,765	4,247
Due to social security institutions	2,378	2,808
Accrued expenses and deferred income	1,817	2,207
Miscellaneous payables	12,077	5,355

Total	24,511	20,202

The decrease in advances with respect to last year reflects the substantial advance made to Ducati Motor Holding S.p.A. by an importer, which was recorded in the financial statements as of 31 December 2005.

Amounts due to employees at period end relate to remuneration earned that has not yet been paid (wages and salaries, bonuses, holidays still to be taken). The increase mainly relates to the higher provisions for deferred remuneration, such as holidays and regular bonuses, that had already been paid as of 31 December 2005.

The increase in miscellaneous payables reflects a rise in liabilities and the deferral of certain sponsorship income earned by Ducati Corse S.r.l. under contracts involving the advance invoicing, but not collection, of amounts relating to the following period since they fall due on a time-apportioned basis.

13.	Provisions for charges

Provisions for charges are analysed as follows:

	As of 01.01.2006	Reclassifications	Increases	Translation adjustments	Utilisations	As of 31.03.2006

Provisions for product warranties - short term	4,263	24	878	—	(878)	4,287
Provisions for product warranties - long term	1,525	(24)				1,501
Provisions for legal disputes	1,351	—		(3)	(13)	1,335

Total	7,139	—	878	(3)	(891)	7,123
Provision for restructuring	13,007			—	(1,334)	11,673

Total provisions for charges	20,146	—	878	(3)	(2,225)	18,796

The provision for product warranties, € 5,788 thousand as of 31 March 2006, of which € 1,501 thousand relates to medium/long-term amounts, derives from an historical analysis of the labour and material costs incurred in relation to individual models, having regard for the related number of motorcycles still under warranty, and from an estimate of the cost of recall campaigns that might be required in future.

The provisions for legal disputes, € 1,335 thousand as of 31 March 2006, are analysed as follows:

1.

€ 12 thousand (€ 25 thousand as of 31 December 2005) for legal risks recorded by the German subsidiary in relation to a dispute with a dealer. Utilisation of the provision during the first three months of 2006 amounted to € 13 thousand.

2.

€ 26 thousand (€ 26 thousand as of 31 December 2005) representing the residual provision in relation to the M. Hailwood agreement. Ducati Motor Holding S.p.A. and its subsidiary Ducati North America Inc. were called before the New Jersey District Court by the widow of the champion motorcyclist Mike Hailwood, acting presumably as a trustee of his estate. Mrs Hailwood maintained that by marketing and selling a model called the “MH900e”, using Mike Hailwood’s initials as a tribute to his memory and his career, the Company has violated the brand license that protected his name and initials, and the related promotion rights, both of which belong to Mr Hailwood’s estate. Mrs Hailwood asked for compensation for the damages resulting from this alleged violation, together with an injunction to prevent the Company from using Mike Hailwood’s name and initials any more. In order to settle the dispute, an agreement was reached between the Company and the counterparty.

This agreement envisages paying € 375 thousand to the counterparty for the definitive closure of the dispute, in addition to other agreements for future collaboration with the heir D. Hailwood. € 349 thousand has already been paid to the counterparty, while the remaining € 26 thousand is awaiting payment.

3.	€ 50 thousand (€ 50 thousand as of 31 December 2005) provided by Ducati Motor Holding S.p.A. to cover legal risks in relation to minor disputes with employees.

4.

€ 350 thousand (€ 350 thousand as of 31 December 2005) for risks relating to the dispute with Virginio Ferrari Racing, one of the two racing teams sponsored by Ducati in the 1998 Superbike World Championship. Ducati Motor Holding S.p.A. decided not to sponsor the Virginio Ferrari Racing team for the 1999 Superbike World Championship. Virginio Ferrari Racing served a writ on the company claiming around € 6,714 thousand in alleged damages suffered by Virginio Ferrari Racing and by Mr. Virginio Ferrari following the claimed failure of the company to honour its supposed obligation to sponsor the racing team for three years. The first-level court has decided the ensuing dispute by sentencing Ducati Motor Holding S.p.A. to pay € 310 thousand, plus inflation adjustment and legal interest, in consideration of its pre-contractual responsibility to Virginio Ferrari and Virginio Ferrari Racing, as well as € 12.6 thousand for legal expenses. The Group has therefore recorded a provision for the amount that the company has been sentenced to pay by the first-level court, together with the related legal expenses. Ducati Motor Holding SpA has already filed an appeal against this ruling. The Group does not believe that additional liabilities will emerge in this regard, over and above the related provisions recorded in the consolidated financial statements.

5.

€ 750 thousand (€ 750 thousand as of 31 December 2005) for risks associated with an agreement signed on 16 January 2006 with a supplier regarding the cancellation of orders for materials due to the elimination of certain models from the product range, consistent with the new Group strategy of focusing on the production of top-end motorcycles.

6.	€ 147 thousand (€ 150 thousand as of 31 December 2005) provided in relation to Ducati UK to cover risks associated with a claim for VAT not reimbursed.

The provision for restructuring amounts to € 11,673 thousand (€ 13,007 thousand as of 31 December 2005).

Following the plan presented by management to refocus the business on top-end motorcycles, on 16 December 2005 the Board of Directors approved and, via a press release, informed the market about a provision for restructuring of € 13,000 thousand to facilitate a reduction in the motorcycle inventories held by the network of dealers and to modify and improve the Company’s organisational structure.

The above provision originally included:

-

€ 8,000 thousand associated with the need for action to significantly reduce the inventories of low-end motorcycles held by the dealer network, based on an analysis of the inventories held by leading dealers;

-	€ 5,000 thousand for a simultaneous and complex reorganisation involving the repositioning of personnel in relation to product innovation, ahead of the forthcoming relaunch of the business.

The provision for restructuring was recorded in 2005 since the requirements of IAS 37 were met, given that prior to year end:

-	the Board of Directors approved the plan on 16 December 2005 and informed the market via a press release;

-

again on 16 December 2005, the Board of Directors called an Extraordinary Shareholders’ Meeting with the proposal to authorise the Board to increase share capital for cash by a maximum of € 80 million, to raise the financial resources needed to implement the plan and relaunch the Group with a new strategy of focusing on top-end motorcycles;

-	the intention of the Board is to implement the plan and increase share capital in order to obtain the financial resources needed for the new strategy;

-

management informed the financing banks on 9 December 2005 of its intention to implement the plan and requested their consent for non-compliance as of 31 December 2005 with outstanding covenants and for the modification of such covenants in line with the new plan for the future;

-

given the external communications (to dealers and trade unions) made prior to the balance sheet date, it is considered that the Group has an implicit obligation to proceed, having generated a credible expectation in the minds of the groups of persons to whom such obligation relates;

	-	a credible estimate of the extent of this implicit obligation has been made;

	-	meeting this obligation is likely (but not certain) to require financial outflows;

-

a detailed plan identifies the approximate number of motorcycles held by the dealers and employees concerned, the costs to be incurred and the timing of implementation, thus generating a valid expectation that the Group will actually implement the restructuring plan.

Access to the financial resources needed to finalise the above restructuring plan depends on completion of the capital increase by € 80 million. Progress in relation to this capital increase during the first quarter of 2006 is discussed in note 1.a).

Utilisation of this provision during the period to 31 March 2006 totalled € 1,334 thousand, of which € 1,176 thousand to facilitate the reduction of inventories and € 158 thousand for the modification and improvement of the company’s organisational structure.

Accordingly, the balance of this provision as of 31 March 2006 comprises respectively: € 6,824 thousand, € 4,842 thousand and €7 thousand representing the residual balance of a provision recorded by the US subsidiary as of 31 December 2004.

14.	Provisions relating to employees

The provisions relating to employees comprise the employees’ leaving entitlements recorded by the Group’s Italian companies and the provision recorded by Ducati Japan K.K., € 260 thousand.

The changes in these provisions are as follows:

	31.03.2006	31.12.2005

Opening balance	9,669	8,482
Translation differences on opening balance	(6)	—
Provisions for the period	366	2,379
Utilisations	(433)	(1,192)

Closing balance	9,596	9,669

The principal actuarial assumptions used to estimate the leaving entitlements to be paid on the termination of employment are set out below:

(a) Discount rate (annual):	2004: 5.00% p.a.
2005: 4.50% p.a.
2006: 4.00% p.a.

(b) Expected increase in remuneration, by company and by grade within the following bands:

- Managers: 4% - 5%

- Supervisors: 2.25% - 6.5%

- Factory workers: 3.5% - 4%

(c) Turnover: 5% on average.

The cumulative loss as of 31 March 2006, € 363 thousand (€ 136 thousand as of 31 December 2005), deriving from the actuarial calculation has not been charged to the statement of operations since the cumulative net amount falls within the limits set by the corridor method.

15.	Deferred taxation

The changes in deferred taxation, which mainly relates to the Group’s Italian companies, are shown below:

	2006	2005

Opening balance	13,697	12,207
Provision (utilisation) charged to the statement of operations	836	1,514
Translation adjustment and other changes	(4)	(24)

Closing balance	14,529	13,697

The changes in the individual captions during the first quarter of 2006 are analysed below:

Deferred taxation	As of 31.12.2005	Reclass. of opening bal.	Increases and decreases P/L	Trans. adj. and other	As of 31.03.2006

Accelerated depreciation	(3,115)	—	(6)	—	(3,121)
Other, minor	(2,653)	—	(240)	—	(2,893)
Revaluation of building	(2,687)	—	22	—	(2,665)
Elimination of goodwill amortisation	(5,104)	—	(622)	—	(5,726)
Deferred taxation of foreign companies	(138)	—	10	4	(124)

Total deferred taxation	(13,697)	—	(836)	4	(14,529)

The timing differences that have generated these deferred taxes are summarised below:

	As of 31.03.2006			As of 31.12.2005

	Value of timing differences	Rate %	Tax effect	Value of timing differences	Rate %	Tax effect

Deferred taxation
Accelerated depreciation	8,378	37.25%	3,121	8,362	37.25%	3,115
Flooring adjustment	365	34.00%	124	406	34.00%*	138
Revaluation of building	7,154	37.25%	2,665	7,213	37.25%	2,687
Actuarial adjustment of leaving entitlements	712	33.00%	235	530	33.00%	175
Elimination of goodwill amortisation	15,372	37.25%	5,726	13,702	37.25%	5,104
Adoption of finance lease methodology and other	7,137	37.25%	2,659	6,654	37.25%	2,479

Total deferred taxation	39,118		14,529	36,867		13,697

* Tax rate applicable to US company

16.	Consolidated net financial position

The consolidated net financial position is analysed below:

	As of 31.03.2006 € 000	As of 31.12.2005 € 000

Cash and cash equivalents	40,701	53,017
Due to banks	(53,650)	(60,850)
Due to other providers of finance - current portion	(3,997)	(3,298)

Net financial position - short term	(16,946)	(11,131)
Syndicated loan	(62,031)	(62,123)
Long-term loans, net of current portion	(54,603)	(54,580)
Long-term amounts due to other providers of finance, net of current portion	(7,596)	(9,121)

Total	(141,176)	(136,955)

The net financial position of the Ducati Group as of 31 March 2006 reflects net debt of about € 141.2 million, compared with net debt at 31 December 2005 of about € 137.0 million. The change of about € 4.2 million was due to an increase in net short-term borrowing by about € 5.8 million, mainly due to the rise in working capital, as offset by a decrease in net long-term borrowing by about € 1.6 million, largely by the payment of lease instalments.

The net financial position comprises:

a.  Cash and cash equivalents comprises cash and unrestricted deposits on bank current accounts, except for the amounts of € 15,990 thousand as of 31 March 2006 and € 15,591 thousand as of 31 December 2005 which are not freely available to the Ducati Group since they relate to Ducati Desmo Finance 1 S.r.l. (D.D.F.1), as described in note 21.

b. Short-term bank loans of € 53,650 thousand include:

-

€ 35,769 thousand relating to a short-term revolving line of credit arranged in May 2005 to refinance the bond, which matures after 364 days and is renewable for further periods under the terms of the loan contract;

-	€ 17,881 thousand due to banks in the form of ordinary bank overdrafts.

c. The current portion of amounts due to other providers of finance, € 3,997 thousand, includes:

-	the current portion of amounts due to leasing companies, € 3,984 thousand (note 5);

-	amounts due by the Japanese subsidiary, € 13 thousand.

d. Ducati Motor Holding S.p.A. obtained a syndicated loan totalling €100 million on 9 May 2005.

This loan, arranged by Unicredit Banca Mobiliare and granted by a banking syndicate to Ducati Motor Holding S.p.A. and Ducati Corse s.r.l., comprises the following lines of credit:

-

a principal, long-term line of credit for € 63.6 million, expiring 5 years from the date of signing the loan contract, with a floating interest rate linked to 3-month Euribor plus a spread of 150 basis points;

-

a revolving line of credit for € 36.4 million, renewable upon expiry after one year, with a floating interest rate linked to Euribor plus a spread of 120 basis points, which is classified among short-term bank loans.

For both lines of credit, the mechanism for the interest-rate calculation envisages an improvement/deterioration in the spread based on the economic and financial results reported by the company. However, with regard to the long-term line of credit, the company has arranged an interest rate swap with UniCredit Banca Mobiliare S.p.A. whereby the effective interest rate paid on this facility is fixed at 2.755%, plus a spread determined with reference to the economic and financial performance of the company, considering a leverage ratio that, in turn, reflects the change in the above spread used to calculate the interest rate on this line of credit.

The respective balances as of 31 March 2006 are € 62.0 million (long term) and € 35.8 million (short term).

The loan is guaranteed by Ducati Motor Holding S.p.A. and Ducati Corse s.r.l. and, among other matters, includes certain restrictions concerning:

-	the distribution of dividends and/or equity reserves;

-	the sale of assets by the Group;

-	the giving of guarantees;

-	the granting of loans to third parties.

The following guarantees have been given in relation to this loan:

pledge of all present and future quotas in Ducati Corse held now and at any time in the future by Ducati Motor Holding;

pledge of all present and future shares in Ducati North America Inc. held now and at any time in the future by Ducati Motor Holding;

pledge of the “Ducati” brand name owned by Ducati Motor Holding;

pledge of the “Ducati Corse” brand name owned by Ducati Corse;

special privileges pursuant to art. 46.1.a) and b) of the Consolidated Banking Law over the fungible operating assets of Ducati Motor Holding;

guarantee given by Ducati Motor Holding to the Lending Banks, concerning the proper and timely performance by Ducati Corse of its obligations under the contract, in return for a payment to Ducati Motor Holding by Ducati Corse.

The Lending Banks also requested and obtained a change to the articles of association of Ducati Corse, in order to reserve for the quotaholders the right to grant and/or transfer any real or guaranteed rights over the Ducati Corse brand or any other rights, howsoever described, the granting or transfer of which result in a substantial modification of the corporate objects.  This change was required in order to strengthen the guarantee offered to them by Ducati Corse concerning its full and timely repayment of that portion of the Syndicated Loan for which it is responsible. These banks have the right to vote at the quotaholders’ meetings of Ducati Corse that resolve on such matters, as well as at meetings that resolve on changes to the memorandum and/or articles of association, on the winding-up of the company, mergers and spin-offs, and the appointment of liquidators.

In relation to the above loan, the Ducati Group has agreed to comply at a consolidated level with the following financial covenants:

1)	Ratio NFP/EBITDA	< 3.5 (until 31/12/2005)
< 3.2 (from 1/1/2006 to 31/12/2006)
< 2.5 subsequently

2)	Ratio EBITDA/Net Financial Charges	> 5.0 (until 31/12/2005)
> 6.5 (from 1/1/2006 to 31/12/2006)
> 7.5 subsequently

3)	Maximum capex: € 34 million in 2005, € 32 million in each of the following years

EBITDA is defined in the loan contract as the results before taxation, financial income and expense, exchange differences, depreciation, amortisation and writedowns of tangible and intangible fixed assets.

The above financial covenants were agreed with reference to Italian GAAP at the time of signing the contract.

In view of the results reported for 2005, the Group did not comply with the consolidated financial covenants for the Net Financing Position/EBITDA and EBITDA/Net Financial Charges ratios agreed to in the loan contract for € 100.0 million signed in May 2005. Failure to comply with these covenants gives the Lending Banks the right to request repayment of the loan. On 16 December 2005, the Lending Banks were asked to agree to certain changes and waivers to the main contract in order to align it with the 2006-2008 Business Plan, including waiver of the need to comply with the covenants regarding the situation as of 31 December 2005. The agreement of the Lead Bank and the Lending Banks to the proposed contractual changes and waivers was received on 13 February 2006. This agreement was subject to completion of the following transactions:

(a)	purchase by Investindustrial Holdings S.A. of a 30% interest, less one share, in the share capital of Ducati Motor Holding S.p.A.;

(b)	acceptance by Investindustrial Holdings S.A. of a commitment to take up its option rights arising under the terms of the Offer, as defined below;

(c)

signature by UBM, no later than 31 May 2006, of an underwriting contract intended to guarantee and/or obtain guarantees for the successful outcome of the share capital increase for cash totalling € 80 million, to be offered under option to existing shareholders, authorised by Ducati Motor Holding S.p.A. (the “Offer”) net of the commitment to take up all the option rights directly or indirectly available to Investindustrial Holdings S.A.

These conditions were met following the purchase by WM, WM II and WM III of one share less than a 30% interest in the share capital of Ducati and their commitment to take up their options under the Offer, together with signature of the Underwriting Agreement.

Accordingly, having met all of the above conditions, the company is obliged under the terms of the Syndicated Loan to comply with the following financial covenants for the Ducati Group, which will be checked each quarterly on a moving annual basis, commencing from the half-year ended on 30 June 2006:

1)	Ratio NFP/EBITDA	< 3.5 (in 2006)
< 3.0 (in 2007)
< 2.5 (in 2008)
< 2.0 (in 2009 and 2010)

2)	Ratio EBITDA/Net Financial Charges	> 5.0 (in 2006 and 2007)
> 7.5 (in 2008, 2009 and 2010)

3)	Maximum capex: € 40 million in 2006 and 2007, and € 36 million from 2008 to 2010

In addition, following the adoption by the Ducati Group from 2005 of international accounting standards (IFRS) for the preparation of the consolidated financial statements, the previous definitions applied for the calculation of covenants have been replaced in their entirety by new definitions. Although based on a different method of classification, the new definitions are essentially consistent with the previous financial definitions.

e. Long-term debt totalling € 54,603 thousand includes:

-

€ 45,000 thousand relating to securities issued by the vehicle company Ducati Desmo Finance 1 S.r.l., placed in the market and taken up by third-party investors, expiring in 2009 (Senior Notes Class A – note 21). The Class A bonds (€ 45,000,000) have a quarterly coupon payable on 28 January, 28 April, 28 July and 28 October each year. The annual interest rate is 3-month Euribor plus 0.42%;

-

ten long-term loans totalling € 9,603 thousand. These are loans with interest-relief obtained under contracts between Ducati Motor Holding S.p.A. and the Ministry for Productive Activities for projects linked with the Technological Innovation Fund (F.I.T.), as uplifted by the interest accumulated during the period.

f. The amount of € 7,596 thousand relates to the long-term portion of leasing liabilities (note 5).

New loans

On 23 February 2006, in order to meet its working capital requirements and other current financing needs, the company signed a loan contract with UniCredit Banca d’Impresa S.p.A. for a total principal of € 35 million (the “New Loan”). The New Loan comprises:

-

a revolving line of credit, to be drawn down on one or more occasions, expiring 364 days from the first drawing and renewable for not more than a further four periods of 364 days each, for a total principal of € 15 million, granted at a floating interest rate of Euribor plus an initial spread of 175 basis points; and

-

a revolving line of credit available for advances against commercial notes and, with a limit of € 10 million, for advances against orders or contracts, to be drawn down on one or more occasions, expiring 364 days from the first drawing and renewable for not more than a further four periods of 364 days each, for a total principal of € 20 million, granted at a floating interest rate of Euribor plus an initial spread of 150 basis points for advances against orders and contracts, and 75 basis points for advances against all commercial notes.

In addition to the usual clauses of termination, rescission and loss of term loan status, the New Loan includes restrictions and financial commitments for the company, including certain restrictions on the distribution of dividends and/or reserves, the sale of Group assets, the granting of guarantees and loans to third parties, and a cross-default clause with reference to the termination of any other loan (including the Syndicated Loan, the Banca Intesa Loan and the BPVN Loan). The New Loan also requires the company to comply with the covenants described above in relation to the Group which are requirements of the Syndicated Loan.

The effectiveness of the New Loan is subject to compliance with one of the following two clauses by no later than 30 September 2006:  (i) the completion in full of the Capital Increase for the maximum amount planned; or (ii) the giving of a formal undertaking by UniCredit Banca Mobiliare S.p.A., alone or together with other financing banks, to subscribe for and pay the price for any Shares not subscribed for during the Stock Exchange Offer, up to a maximum of € 56 million. At the time of preparing this quarterly report, condition (i) has not yet been met while condition (ii) has been met.

On 27 March 2006, in order to meet its working capital requirements and other current financing needs, the company signed a loan contract with Banca Intesa S.p.A. for a total principal of € 10 million (the “Banca Intesa Loan”). This Loan comprises:

-

a revolving line of credit, to be drawn down on one or more occasions, expiring 364 days from the first drawing and renewable for not more than a further four periods of 364 days each, for a total principal of € 3.5 million, granted at a floating interest rate of Euribor plus an initial spread of 175 basis points; and

-

a revolving line of credit available for advances against commercial notes and, with a limit of € 3.5 million, for advances against orders or contracts, to be drawn down on one or more occasions, expiring 364 days from the first drawing and renewable for not more than a further four periods of 364 days each, for a total principal of € 6.5 million, granted at a floating interest rate of Euribor plus an initial spread of 150 basis points for advances against orders and contracts, and 75 basis points for advances against all commercial notes.

In addition to the usual clauses of termination, rescission and loss of term loan status, the Banca Intesa Loan includes restrictions and financial commitments for the company, including certain restrictions on the distribution of dividends and/or reserves, the sale of Group assets, the granting of guarantees and loans to third parties, and a cross-default clause with reference to the termination of any other loan (including the Syndicated Loan, the New Loan and the BPVN Loan). The Banca Intesa Loan also requires the company to comply with the covenants described above in relation to the Group which are requirements of the Syndicated Loan and the New Loan.

The effectiveness of the Banca Intesa Loan is subject to the completion in full of the Capital Increase for the maximum amount planned by no later than 30 September 2006.

On 13 April 2006, the company signed a loan contract with Banco Popolare di Verona e Novara S.c.r.l. for a total principal of € 10 million (the “BPVN Loan”). This Loan, intended to meet the company’s working capital requirements and other current financing needs, comprises:

-

a revolving line of credit, to be drawn down on one or more occasions, expiring 364 days from the first drawing and renewable for not more than a further four periods of 364 days each, for a total principal of € 5 million, granted at a floating interest rate of Euribor plus an initial spread of 175 basis points; and

-

a revolving line of credit available for advances against commercial notes and, with a limit of € 2 million, for advances against orders or contracts, to be drawn down on one or more occasions, expiring 364 days from the first drawing and renewable for not more than a further four periods of 364 days each, for a total principal of € 5 million, granted at a floating interest rate of Euribor plus an initial spread of 150 basis points for advances against orders and contracts, and 75 basis points for advances against all commercial notes.

In addition to the usual clauses of termination, rescission and loss of term loan status, the BPVN Loan includes restrictions and financial commitments for the company, including certain restrictions on the distribution of dividends and/or reserves, the sale of Group assets, the granting of guarantees and loans to third parties, and a cross-default clause with reference to the termination of any other loan (including the Syndicated Loan, the New Loan and the Banca Intesa Loan). The BPVN Loan also requires the company to comply with the covenants described above in relation to the Group which are requirements of the Syndicated Loan and the New Loan.

The effectiveness of the BPVN Loan is subject to compliance with one of the following two clauses by no later than 30 September 2006: (i) the completion in full of the Capital Increase for the maximum amount planned; or (ii) the giving of a formal undertaking by UniCredit Banca Mobiliare S.p.A., alone or together with other financing banks, to subscribe for and pay the price for any Shares not subscribed for during the Stock Exchange Offer, up to a maximum of € 56 million. At the time of preparing this quarterly report, condition (i) has not yet been met, while condition (ii) has been met.

The above new loans have not yet been utilised as of 31 March 2006.

Short-term lines of credit

The Group is also able to draw on other short-term lines of credit. These lines of credit total about € 54.0 million as of 31 March 2006, of which € 16.0 million has been utilised at that date.

17.	Shareholders’ equity

(i) Share capital

The share capital of Ducati Motor Holding S.p.A., the parent company, totals € 82,867,219.24 as of 31 March 2006 and is represented by 159,360,037 ordinary shares without par value, with enjoyment rights from 1 January 2005.

There were no changes in share capital during the first three months of 2006.

The increases in share capital during 2005 are analyzed below:

Unit value	No. of shares	Nominal value	Share premium	Total per share

Stock Option” shares	533,630	0.52	0.203	0.723

Amount collected by the company	Nominal value	Share premium	Total per share

Stock Option” shares	277,488	108,327	385,815

(ii) Share premium reserve

The share premium reserve, detailed below, amounts to € 20,694 thousand as of 31 March 2006.

The recent movements in the share premium reserve are as follows:

	Nominal value	Share premium	Total

Balance as of 31.12.2004	10,286	16,661	26,948
Stock Option” shares	277	108	385
Reconstruction of Reserve for own shares held	—	2,225	2,225

Balance as of 31.12.2005	10,563	18,994	27,231
Reconstruction of Reserve for own shares held	—	1,700	1,700

Balance as of 31.03.2006	10,563	20,694	31,257

(iii) Revaluation reserve Law 342 - 21/11/2000 and Law 350 – 24/12/2003

This reserve was recorded by Ducati Motor Holding S.p.A. on the two revaluations of its brand name in 2000 and 2003 by € 24,238 thousand and € 22,027 thousand, respectively. These amounts reflect the resulting revaluation surpluses, stated net of the related flat-rate taxation. Although this reserve is stated net of flat-rate taxation, it remains in suspense for tax purposes. This is because on distribution to the shareholders, the amounts concerned, grossed up by the flat-rate taxation, would form part of the taxable income of the company (with a tax credit equal to the amount of the above flat-rate taxation) and of the shareholders (as earnings).

The extraordinary meetings of the shareholders of Ducati Motor Holding S.p.A. held on 7 May 2002 and 6 May 2004 voted to render the reserves recorded in 2000 and 2003 fully distributable so that they can be used to purchase the company’s own shares.

(iv) IFRS transition reserve

This reserve, totalling € 3,642 thousand, reflects the effect of all the adjustments recorded on the transition to IFRS.

(v) Own shares

The parent company did not purchase  any own shares during the period ended 31 March 2006. Own shares were however sold on a number of occasions during the period. In particular, the Company judged conditions to be right for the sale of a total of 1,844,669 own shares, representing all the shares held, as part of legitimate activity to stabilise the share price, pursuant to the shareholders’ resolution adopted in 5 May 2005. The company does not hold any own shares as of 31 March 2006.

18.	Guarantees and commitments

Commitments comprise:

	31.03.2006	31.12.2005

Performance bonds - Snam - Lease contract	6,800	6,777
Contractual commitments	—	636

Total	6,800	7,413

Performance bonds” include € 5,800 thousand relating to a guarantee released by San Paolo IMI S.p.A. in favour of Ducati Desmo Finance 1 S.r.l. as part of the securitisation of trade receivables, to guarantee any amounts that might be deducted by debtors, on the settlement of amounts already securitised, in recognition of rebates granted by the Group on the achievement of their sales targets. This solely relates to the bonus due to dealers that meet their sales targets.

“Contractual commitments” as of 31 December 2005 relate to a contract entered into by Ducati Corse S.r.l. that involves commitments over a period of time which, if not honoured, could give rise to a liability to the contractual counterparty. This contractual commitment has expired as of 31 March 2006.

In addition, the guarantees described in note 16 on the net financial position have been given in relation to the loan obtained on 9 May 2005 and the new loans.

19.	Other commitments not recorded in the balance sheet

With regard to commitments not recorded in the balance sheet and in addition to the information disclosed in the report on operations, we note that on 5 March 2003, the Board of Directors of Ducati Motor Holding S.p.A. confirmed the allocation to Federico Minoli, as approved by the Compensation Committee and the Board of Directors on 17 June 1999, of a termination indemnity of US$1.2 million, to be paid if his appointment as Chairman and Managing Director is not renewed or is revoked without just cause prior to his sixtieth birthday.

On 10 March 2005, the Board of Directors of Ducati Motor Holding S.p.A. approved, pursuant to art. 2389 of the Italian Civil Code, the Compensation Committee’s proposal to extend to 2005, 2006 and 2007 the retention bonus plan of certain senior managers (including the Chairman and Managing Director), previously in force for the years from 1999 to 2004, on the basis and terms approved by the Committee on 2 March 2000 and by the Board of Directors on 14 February 2002. The existence and amount of any bonuses due under this plan will be determined on a variable basis, commencing from the annual base remuneration of the beneficiaries, with reference to the consolidated EBITDA reported for 2005, 2006 and 2007. Any bonuses earned will only be paid if the beneficiaries are still senior managers of the Group 12 months after approval of the consolidated financial statements for the years to which such bonuses relate. Should the employment of the beneficiaries concerned be terminated by the Company without just cause or good reason, or in the event that their resignation is requested (with incentives) by the Company, then they will be entitled to receive three times the amount of the bonuses earned by them at the time of termination. On 10 March 2005, the Board of Directors resolved (i) to recognise possible bonuses to the Chairman and Managing Director, to be determined with reference to the plan described above for the years 2005, 2006 and 2007, and (ii) to grant express authorisation to the Chairman and Managing Director to include among the beneficiaries of these bonuses up to four senior managers of the Company and the Ducati Group, who may differ year by year.

No bonuses were earned under the above plan in 2005, 2006 or in prior years and, accordingly, no provision has been recorded in this regard in the quarterly report as of 31 March 2006 and the financial statements as of 31 December 2005.

On 13 December 2005, the Compensation Committee authorised the Managing Director to grant a bonus to a senior manager, dependent on the outcome of certain events including the successful completion of the sale by TPG Motorcycle Acquisition, L.P., of a 30% interest, less one share, in the Company to Invest Industrial Holdings S.A., for which a non-binding agreement in principle has been reached at this time. The conditions for making the payment described above have not crystallised as of 31 December 2005 or 31 March 2006 and, accordingly, no related provision has been recorded in the consolidated financial statements at those dates.

On 7 February 2006, the Board of Directors of Ducati Corse S.r.l., among other matters, ratified the payment to its Managing Director, Claudio Domenicali, of gross remuneration for 2005 of € 40,000 and also awarded him the same gross remuneration for 2006.

See note 32 for information on the stock option plans, the employee share purchase plan and any commitments deriving from events occurring subsequent to period end.

20.	Legal proceedings and arbitration

The parent company is involved in a dispute with a Belgian importer. A temporary executive order dated 14 September 1998 from the Commercial Court of Liege ordered the Company to pay 50,575,794 Belgian Francs (equal to € 1,254 thousand) to its previous distributor, Performance S.A. (“Performances”), following the cancellation of the distribution contract. In execution of this requirement, Performances seized and sold at auction 106 motorcycles belonging to the Company that were in its possession. The proceeds of the sale were 27,835,078 Belgian Francs, including expenses and VAT (equal to € 690 thousand). With a ruling dated 27 May 1999, later confirmed by an unappealable judgement from the Belgian Supreme Court dated 21 June 2001, the Appeal Court of Liege declared that the Belgian judge had no jurisdiction and annulled the sentence of the Commercial Court dated 14 September 1998. As a consequence, the Company took a series of actions against Performances designed to recover the proceeds of the auction sale, excluding VAT and part of the legal expenses, totalling about 23 million Belgian Francs (about € 570 thousand). Performances was declared bankrupt on 14 October 1999. Today, it appears very probable that, in consideration of the presence of privileged creditors in the allocation of the bankruptcy assets, the Company will not recover the proceeds mentioned. For this reason, no receivables have been recorded in relation to the counterparty since the likelihood of recovering the auction proceeds is considered to be somewhat remote. The provision recorded in prior years has been utilised in full, but no further provisions have been made since the Group does not envisage incurring any further costs in relation to this dispute.

21.	Securitisation of receivables

Ducati Motor Holding S.p.A. has signed a five-year contract, pursuant to Law 130/99, for the disposal of trade receivables under revolving securitisation arrangements (asset-backed securities). The securitisation of trade receivables was arranged in prior years as part of changes to the administration of customer credit, involving a move from factoring to the direct management of both the collection risk and the financing of the commercial network. These activities were previously carried out by a factoring company. In this way, the Ducati Group has achieved considerable savings on commissions and charges for the without-recourse disposal of receivables, and earns interest income on dealer financing activities.

The following information is provided in compliance with Consob communication no. DAC/RM/97003369 of 9 April 1997 regarding the accounting recognition of transactions involving the disposal of receivables.

Each month, in general, receivables are sold without recourse to a special-purpose vehicle called Ducati Desmo Finance 1 S.r.l. (D.D.F.1) which is owned by SVM Securitisation Vehicles Management s.r.l. and Finanziaria Internazionale Securitisation Group S.p.A., both based in Conegliano (Treviso). The Ducati Group is not linked with these companies by any form of ownership interest, pact and/or agreement that would require, from a legal standpoint, the recognition of the SPV and its parent companies as subsidiaries and/or related parties.

This purchase of receivables was initially financed via the issue of bonds by D.D.F.1 S.r.l. with a nominal value of € 43 million, of which € 33 million are Class A and € 10 million are Class B. Subsequently, on 21 December 2004, D.D.F. 1 issued additional Class A bonds totalling € 12 million.

The Class A bonds were taken up entirely by Banca Intesa, which then sold almost all of them (99.5% of the first issue and all of the second issue) to Romulus Funding Inc., a finance company registered in Delaware (U.S.A.) that is wholly owned by Global Securitization Services LLC. The Ducati Group is not linked to these companies by any form of ownership interest, pact and/or agreement that would require their recognition as related parties. Romulus Funding Inc. financed the transaction by issuing Asset-backed Commercial Paper.

The Class B bonds were taken up in full, € 10 million, by Ducati North America Inc., the Ducati Group’s subsidiary operating in the Canadian and American markets. The bonds taken up by Ducati North America Inc. were issued with a maturity date of 28 July 2009 and earn interest at 3-month Euribor, paid quarterly in arrears on 28 January, April, July and October of each year. Interest payments are subordinate to the cash requirements of the vehicle company for the monthly purchase of receivables. The repayment of these bonds is subordinated with respect to the Class A bonds (issued by D.D.F.1 and mostly taken up by Romulus Funding Inc.).

Commencing from 2003, a number of foreign subsidiaries have also been gradually involved in the securitisation programme. Currently, four Ducati Group companies are involved (Ducati Motor Holding, Ducati France, Ducati UK and Ducati Motor Deutschland).

In operational terms, disposals by the foreign branches involve the sale without recourse of their receivables to Ducati Motor Holding, which then sells them to the special-purpose vehicle.

The total nominal value of the receivables sold, the amount collected and the deferred portion are indicated below:

	31.03.2006	31.12.2005

Nominal value of receivables sold to the SPV (turnover)*	21.55	110.12
Payments received from the SPV	14.88	102.72
Interest and expenses	0.39	1.37
Amount deferred	6.28	6.03
* inc. AUD 3.0 million, CHF 0.5 million and GBP 5.7 million

EFFECT ON THE FINANCIAL POSITION
Receivables not collected by the SPV and not yet due	36.65	33.35
Receivables not collected by the SPV but due	8.64	12.08

Total receivables to be collected by the SPV	45.29	45.43
Amount deferred	(6.28)	(6.03)
Receivables collected by DMH and subsidiary companies on behalf of the SPV but not yet paid over to that entity	(3.89)	(3.17)

Total effect on the financial position	35.12	36.23

The amount of € 35.12 million as of 31 March 2006 (€ 36.23 million as of 31 December 2005) represents the amount already collected by the Group in relation to receivables that the vehicle company has not yet collected from customers. These receivables are not subject to collection difficulties of any kind.

Exchange differences and commissions associated with the securitisation are reflected in the statement of operations.

The securitisation essentially exposes the Ducati Group to the risk of not collecting the deferred amount which, under agreements between the vehicle company and all its creditors, is subordinated to the repayment of the bonds and the reimbursement of all its operating costs and, therefore, to the collection of the sold receivables. In addition, Ducati North America Inc. is also exposed to the risk that the Class B bonds might not be repaid if the sold receivables are not collected, since Class B bonds are subordinate to Class A bonds. This risk is currently considered remote by the Group in view of the high quality of the portfolio sold. Under a “commitment letter” in favour of the vehicle company signed by Ducati Motor Holding S.p.A., the latter is committed to covering the operating costs of Ducati Desmo Finance 1 S.r.l. and to taking all necessary action to ensure that it is not declared bankrupt and/or wound-up, excluding any failure to collect receivables.

As part of the securitisation of trade receivables, San Paolo IMI S.p.A. has given a surety on behalf of Ducati Motor Holding S.p.A. in favour of D.D.F.1, for a maximum of € 5,800,000, to guarantee any amounts that might be deducted by debtors, on the settlement of amounts already securitised, in recognition of rebates granted by the company on the achievement of their sales targets (note 18).

As already mentioned in the note on accounting policies, SIC 12 – Consolidation - Special-purpose entities (“SPE”) establishes that an SPE must be consolidated when the substance of the relationship between a company and the vehicle company suggests that the latter is effectively controlled by the former; the vehicle company has therefore been consolidated in accordance with IFRS.

The effect of consolidating the vehicle company and of the other IFRS adjustments to shareholders’ equity and net results is not significant. In particular, these relate to the reversal of capitalised costs regarding the securitisation transaction and the associated amortisation with a net effect of € 298 thousand and € 346 thousand, respectively, as of 31 March 2006 and 31 December 2005.

The consolidation of the vehicle company has had the following effects on the financial position:

	31.03.2006 € 000	31.12.2005 € 000

Increase in cash and cash equivalents	15,990	15,591
Increase in trade receivables	35,124	36,243
Elimination of Junior notes	(10,000)	(10,000)
Increase in borrowing	(41,114)	(41,834)
Elimination of capitalised costs	(298)	(346)

Total effect on net assets	(298)	(346)

Liquid assets totalling € 15,990 thousand as of 31 March 2006 (€ 15,591 thousand as of 31 December 2005) are not freely available to the Ducati Group since they are controlled by Ducati Desmo Finance 1 S.r.l. (D.D.F.1).

22.	Revenues

Consolidated net sales for the period ended 31 March 2006 amounted to € 78.2 million, down by € 3.7 million (-4.5%) from € 81.9 million in the same period of last year. This decrease was due to the contraction in volume, as partially offset by the positive mix of motorcycle sales, higher revenues from accessories and favourable exchange rates.

Although the IFRS do not specifically cover the reclassification of dealer incentives (essentially based on volume sold), these costs, totalling € 3,349 thousand and € 2,886 thousand respectively as of 31 March 2006 and 2005, have been classified as a reduction of revenues rather than as distribution costs, having regard for the approach taken by other companies operating in the automotive sector on the first-time adoption of IFRS.

23.	Cost of sales

The cost of sales amounted to € 54.0 million (69.0% of net sales) in the period ended 31 March 2005, compared with € 64.0 million (78.2% of net sales) in the same period of 2005, with a decrease of € 10.0 million due to lower sales and the mix effect, especially at the US subsidiary.

The cost of sales consists of the cost of producing or purchasing the products and goods that have been sold. This includes all the costs of materials, external processing, direct and indirect production labour, inward logistics and internal movements, and direct production overheads. The cost of sales also includes: uncapitalised research and development expenses, the amortisation of capitalised research and development expenses, as well as the depreciation of property, plant and equipment used for production and the write-down of inventories.

24.	Payroll costs

Payroll costs are classified as follows:

	31.03.2006	31.03.2005

Cost of sales	8,283	8,275
Distribution costs	4,549	4,181
General and administrative expenses	1,251	1,349

Total	14,083	13,805

These amounts are essentially in line with those for the same period in the prior year.

25.	Other income

Other income amounted € 7.0 million in the period to 31 March 2006, down € 1.3 million (-15.6%) from € 8.3 million in the comparative period of the prior year due, in the main, to the effect of government grants not obtained in 2006.

26.	Distribution costs

Distribution costs amounted to € 20.9 million in the period to 31 March 2006, compared with € 19.5 million in the quarter ended 31 March 2005, up € 1.4 million. This rise was mainly due to sales trends.

27.	General and administrative expenses

General and administrative expenses amounted to € 4.3 million in the period to 31 March 2006, essentially the same as in the comparative period of 2005.

28.	Financial income

Financial income amounted to € 1.2 million in the period ended 31 March 2006 compared with € 0.6 million in the period to 31 March 2006. The increase of € 0.6 million was mainly due to an increase in the fair value of IRS (interest rate swap) contracts.

29.	Financial charges

Financial charges amounted to € 2.2 million in the first three months of 2006, compared with € 2.6 million in the comparative period of last year. The decrease of € 0.4 million was due to lower financing costs.

30.	Exchange differences

Net exchange gains amounted to € 0.3 million in the period to 31 March 2006, compared with net exchange losses of € 0.5 million in the comparative period of 2005. This improvement essentially reflects favourable exchange rate movements, especially in relation to the US dollar, which benefited the fair value of the derivative contracts arranged to hedge exchange risk.

31.	Taxation

The tax charge of € 3.8 million for the period ended 31 March 2006 compares with € 2.2 million for the same period in 2005.

This charge comprises current taxation of € 1,015 thousand (€ 815 thousand of current taxation in the period to 31 March 2005) and € 2,785 thousand relating to deferred taxation and the utilisation of net deferred tax assets (€ 1,391 thousand of deferred taxation and the utilisation of net deferred tax assets in the period to 31 March 2005).

The increase in current taxes for the period ended 31 March 2006 with respect to the prior year essentially reflects the increased taxable income for the controlled company Ducati Corse S.r.l..

The increase in deferred taxation and the utilisation of net prepaid taxation was mostly due to the greater reversal of timing differences recorded by the parent company, and to the effect of accounting entries relating to the valuation of derivatives.

32.	Stock Option plans

32.a. First Plan

On 7 September 1998, the extraordinary meeting of Ducati Motor Holding S.p.A. approved a divisible share capital increase with the waiver of pre-emption rights pursuant to art. 2441 of the Italian Civil Code in order to service a “Stock Option Plan”. Under this authorisation, share capital will be increased by a maximum nominal value of Lire 8,148,148,000 on several, independent occasions with an annual frequency, by and not after 4 August 2007, via the issue of a maximum of 8,148,148 new ordinary shares, carrying dividend rights from 1 January of the year in which they are subscribed for and become fully paid, with a nominal value of Lire 1,000 each plus a share premium of Lire 400 each. These new shares may only be offered for subscription by managers, employees and consultants of the Company (the “Beneficiaries”), as part of the stock option plan described in more detail below. The list of Beneficiaries, together with the exact number of new ordinary shares available to each of them and the timetable for the “vesting” of the respective subscription rights, was approved by the Board of Directors on 4 August 1998 and has been filed with the Company’s official documents. Taken together, the specific dynamics of this capital increase, the long period allowed for the exercise of the option rights and the fact that the increase is divisible, mean that for all legal effects this capital increase is completed year by year for the amount that, year by year, has been properly subscribed for, with the consequent modification of the related clause in the articles of association and the acquisition of voting and dividend rights by the newly-issued shares.

The regulations of the first Stock Option Plan state as follows:

“Vesting” of the options to subscribe for ordinary shares in the Company. The options to subscribe for ordinary shares in the Company (as “granted” above to the Beneficiaries) (the “Options”) vest (i.e. the individual Beneficiary has earned the right to exercise them, but solely on the conditions set out in the following paragraph) on 31 December 2001. The extraordinary meeting held on 7 September 1998 also adopted resolutions regarding the expiry and transferability of the Options.

“Exercise” of the Options. Without prejudice to the situations involving the expiry of Options envisaged by the Plan, once they have vested, the Options may be exercised (since the conditions for such exercise are already satisfied) all together or in part (and, therefore, the Beneficiary may subscribe for and pay for all or a part of the ordinary shares offered to him under option), by giving notice of this to the Company during the period of 30 days subsequent to the date of approval at the shareholders’ meeting of the financial statements for each year, and in any case by and no later than 4 August 2007.

Should the shares not be listed at the time the corresponding options are exercised, or should the Company merely wish to satisfy its obligation by paying sums of money, then the beneficiaries will receive a cash amount equal to the difference between the market value per share (determined by multiplying the EBITDA resulting from the latest approved financial statements prepared in accordance with US GAAP by 5.0, subtracting net debt, and then dividing by the number of shares outstanding as of the exercise date) and the exercise price, multiplied by the number of vested Options exercised. Should the Company decide to satisfy in cash, in whole or in part, its obligations deriving from the exercise of Option Rights, then the Company will pay any additional amounts necessary to guarantee that the value received by the beneficiary after deduction of the related personal income taxes is not less than the net value that he would have received had the Company decided to deliver the shares and (where relevant under the applicable fiscal legislation) had the beneficiary sold such shares on the Stock Exchange on a timely basis.

The situation regarding the first Stock Option Plan is summarised below:

	Period ended 31.03.2006				Period ended 31.03.2005

Stock Option Plans - First Plan	Number of shares		Exercise price in Euro	Market price in Euro	Number of shares	Exercise price in Euro	Market price in Euro

Rights granted, start of period		5,678,519	0.723	0.926	6,212,149	0.723	0.871
New rights granted during the period		—	—	—	—
Rights exercised during the period		—			—
Rights expiring during the period		—			—
Rights granted, end of period	*	5,678,519	0.723	1.040	6,212,149	0.723	0.926
of which: vested		5,678,519	0.723	1.040	6,212,149	0.723	0.926

* to be exercised by August 2007

On 15 May 2006 983,923 options were exercised at a price of € 0.723 each.

Following the start of the company’s capital increase for cash programme on 8 May 2006, Borsa Italiana S.p.A. has published the adjustment coefficient for Ducati shares effective from that date: 0.76156994.

32.b. Second Plan

In order to reward the results obtained and, at the same time, provide an incentive for the management of the Company, a resolution of the Compensation Committee on 6 September 1999 (adopted to the extent necessary by the Board of Directors at its meeting on 13 September 1999), set down the regulations (the “Plan”) regarding the granting of additional stock appreciation rights and/or rights to subscribe for or purchase shares in the Company with the following main characteristics:

a) the beneficiaries of the Plan are the executive directors and managers (employees or consultants and freelance personnel) of the Company and its subsidiaries identified by the Compensation Committee in compliance with the requirements of art. 2389 of the Italian Civil Code;

b) the beneficiaries are granted: rights (Options) which enable them on the conditions described below to subscribe for or acquire ordinary shares in the Company, on condition that it continues to be listed on the Italian Stock Exchange, and subject to a shareholders’ resolution to increase share capital or acquire own shares; or, in the absence of a shareholders’ resolution or if the Company is no longer listed, a sum of money or a combination of these two factors;

c) the number of Options to be granted each year is established by the Board of Directors. Commencing from 2002, the Options may be granted to the beneficiaries by the Compensation Committee or by the Board in compliance with art. 2381.2 of the Italian Civil Code, by resolution to be adopted within 60 days of the approval of the draft consolidated balance sheet and statement of operations for the prior year (the “Consolidated Financial Statements”, on condition that the maximum number of Options granted in any one year may not exceed two percent of the Company’s outstanding share capital (the “Shares”). However, following the expiry of Options granted but not exercised due to the termination of employment, or to the termination of collaboration or consultancy agreements with certain employees, consultants and/or freelance collaborators of the Company or its subsidiaries who became beneficiaries in prior years, the Compensation Committee and the Board of Directors have decided that the conditions in 2002 were such that a higher number of Options could be granted with respect to the Options granted in prior years;

d) the Options granted vest in three equal instalments, unless decided otherwise by the Board of Directors or the Compensation Committee, at annual intervals, commencing from 31 December of the year immediately subsequent to the year of granting; these Options can be exercised by the beneficiaries year by year, by sending a related communication to the Company within thirty days of the date of approval of the latest Consolidated Financial Statements. With regard to Options relating to the years 1999, 2000 and 2001, the communication must be sent within thirty days of the approval and publication of the Consolidated Financial Statements accompanied by the related Explanatory Notes and Report on Operations. Options expire if they are not exercised within 7 years of their grant date;

e) at a meeting held on 3 March 2000, the Board of Directors approved a modification to the Plan adopted by the Compensation Committee in September 1999 in order to take account of changes in the income tax regulations applying to employees with regard to stock option plans.

In particular, it was established with regard to the determination of the Exercise Price (as defined in the Plan, i.e. the strike price), that the value of the Shares is defined from that date forward to be the value of the Company’s ordinary Shares at the date of granting the related Options, as determined in accordance with the fiscal regulations current at the grant date (without prejudice however to the requirement of the Plan that the Exercise Price may not be lower than the consolidated shareholders’ equity per Share at the date the Options are exercised by the beneficiaries).

The value of the Shares determined in accordance with current fiscal regulations is now based on the arithmetic average of the stockmarket prices struck during the last month prior to the grant (where, as clarified by the Ministry of Finance, “last month” is understood to be the period from the reference date (i.e. the grant date of the Options) to the same day in the preceding calendar month), while the previous text of the Plan made reference to the “average of the monthly average listed prices for the Shares on the Italian Stock Exchange for the three months prior to the month of granting”.

The change was therefore necessary in order to avoid the situation whereby fixing the Exercise Price in a different manner to that prescribed by fiscal regulations might inadvertently give rise to a taxable situation for beneficiaries who, as employees, could otherwise benefit from the tax exemption available under art. 48.2, g-bis of Consolidated Income Tax Legislation. This change applies to Options granted subsequent to those granted for 1999;

f) should the Shares not be listed at the time the corresponding Options are exercised, then the beneficiaries will receive a cash amount equal to the difference between the market value per Share (determined by multiplying the EBITDA resulting from the latest approved financial statements prepared in accordance with Italian GAAP by 10, subtracting consolidated net debt, and then dividing by the number of shares outstanding as of the exercise date) and the exercise price, multiplied by the number of options exercised). The above calculation will continue to make reference to the latest approved financial statements prepared in accordance with Italian GAAP until a change in the regulations is approved.

Should the Company satisfy in cash, in whole or in part, its obligations deriving from the exercise of Options, then the Company (or the subsidiary for which the beneficiary works) will pay any additional amounts necessary to guarantee that the value received by the beneficiary after the deduction of the related personal income taxes is not less than the net value that he would have received had the Company decided to deliver the shares and (where relevant under the applicable fiscal legislation) had the beneficiary sold such shares at the market value per share described above.

As part of the above-mentioned resolutions of the Compensation Committee and the Board of Directors dated, respectively, 6 and 13 September 1999, the Company granted a total of 1,250,000 Options to three beneficiaries (Federico Minoli, Carlo Di Biagio and Massimo Bordi) with regard to 1999, on the terms and conditions set out in the Plan. Subsequently, in compliance with those resolutions, the Managing Director granted a total of 1,909,259 Options to 50 further beneficiaries prior to 31 December 1999, as reported on the related list filed with the Company’s official papers. The exercise price established for all the Options granted in relation to 1999 is permanently fixed at € 2.879, which was the average of the monthly average official prices for the shares of the Company listed on the Italian Stock Exchange for the months of June, July and August 1999.

At a meeting held on 3 March 2000, the Board of Directors decided to grant Options for 2000 on the terms and conditions set out in the Plan, as described above, and, in particular, to the maximum extent envisaged therein of 3,159,259 Options. The Options were granted with a permanently fixed exercise price of € 2.810 as follows: 500,000 Options granted by the Board to the Managing Director at that time, Federico Minoli, with the remainder, 2,659,259 Options, at the discretion of the Compensation Committee (on the understanding that no beneficiary could receive more than 500,000 Options), which granted them to a further 71 beneficiaries. The Options granted in accordance with the resolution vest in three annual instalments commencing from 31 December 2001 in the following proportions: 50%, 25% and 25%.

Partly as a consequence of the granting of Options in relation to 1999 and 2000, as described above, on 2 May 2000 the Shareholders’ Meeting approved an increase in share capital to service the Options already granted for 1999 and 2000, as well as the Options to be granted in relation to 2001 and 2002 in accordance with the terms of the Plan. This increase was approved with the total waiver of pre-emption rights pursuant to art. 2441.5 and .8 of the Italian Civil Code, since its purpose was to facilitate share ownership by employees as well as being, with regard to beneficiaries who are consultants or freelance collaborators of the Group, in the corporate interest. In particular, this is a divisible increase in capital, for payment, by a maximum of 12 million ordinary shares in the Company (and therefore with a maximum increase in the nominal value of share capital of € 6,197,482) to be issued subsequent to the exercise of the Options granted to the respective beneficiaries, with dividend rights from 1 January of the year in which each of the related shares is subscribed for and paid for, as defined by current legislation; this increase may be made by the Board on several, independent occasions at annual intervals, on the terms and conditions described in the Plan. It was also established that this capital increase must be made by and no later than 31 July 2009, in order to allow for the issue of Shares to service the exercise (within the deadline of 7 years from the grant date) of Options granted in 2002. The total number of Option beneficiaries in each year from 1999 to 2002 did not exceed 200 persons.

The Shareholders’ Meeting held on 2 May 2000 in both ordinary and extraordinary session also granted a mandate to the Board of Directors, or to an ad hoc committee appointed by the Board or by the articles of association, to do everything necessary in order to implement the capital increase described above.

On 6 May 2004, the Shareholders’ Meeting in extraordinary session approved a proposed divisible share capital increase for cash, with premium if appropriate, with the waiver of pre-emption rights pursuant to para. 8 of art. 2441 of the Italian Civil Code, to service the company’s stock option plan reserved solely for employees of the Ducati Group, up to a maximum value of € 824,200 and therefore not exceeding 1% of the current share capital, to be implemented by and not after 31 July 2011 via the issue of a maximum of 1,585,000 ordinary shares carrying dividend rights from 1 January of the year in which they are subscribed for and become fully paid, as defined by current legislation. This increase is subject to all the conditions specified in the Plan and the following additional requirements: (i) the new shares may only be issued to service, in part or in full, the option rights granted for 2004 to those Employee Beneficiaries whose names have already been identified by the special Committee appointed by the Board, on the terms and conditions established in the Plan; (ii) the shares will be issued at the overall price of € 1.3170 each; (iii) in view of the special dynamics of this capital increase, the length of the implementation period available and its divisibility, the capital increase will be deemed, for all legal effects, to be completed year by year for the amount which, year by year, is properly subscribed and simultaneously paid in.

On 10 March 2005, the Board of Directors authorised the granting of 3,170,000 Options in relation to 2005, on the terms described above. These Options were granted with an exercise price of € 1.0650 as follows:

-	500,000 Options to the Chairman of the Board of Directors and Managing Director, Federico Minoli;

-	the remainder, 2,670,000 Options, were granted to approximately a further 65 beneficiaries.

These Options vest in three annual instalments commencing from 31 December 2006 in the following proportions: 50%, 25% and 25%.

The extraordinary session of the shareholders’ meeting held on 5 May 2005 approved the proposed divisible share capital increase for cash, with premium if appropriate and the waiver of pre-emption rights, reserved solely for entitled employees of the Ducati Group, up to a maximum value of € 825,760, to be implemented, on one or more independent occasions at annual intervals, by and not after 31 July 2012, via the issue in favour of not more than 200 beneficiaries of an overall maximum of 1,588,000 ordinary shares carrying dividend rights from 1 January of the year in which they are subscribed for and become fully paid, as defined by current legislation. This increase is solely to service the stock options granted in 2005, under the terms of the company’s stock option plan approved in 1999 (“Second Plan”), and is therefore subject to all the conditions specified in that Plan and to the following additional requirements: (i) the new shares may only be issued to service, in part or in full, the option rights granted for 2005 to those Employee Beneficiaries of the Ducati Group whose names have already been identified by the special Committee appointed by the Board, on the terms and conditions established in the Plan; (ii) the shares will be issued at the overall price of € 1.0650 each; (iii) in view of the special dynamics of this capital increase, the length of the implementation period available and its divisibility, the capital increase will be deemed, for all legal effects, to be completed year by year for the amount which, year by year, is properly subscribed and simultaneously paid in, with the consequent modification of the related clause in the articles of association and the acquisition of voting and dividend rights by the newly-issued shares.

No options for 2006 had been granted by the time of preparing this report.

The situation regarding this second Stock Option Plan is summarised below:

	Period ended 31.03.2006				Period ended 31.03.2005

Stock Option Plans - Second Plan	Number of shares		Exercise price in Euro	Market price in Euro	Number of shares	Exercise price in Euro	Market price in Euro

Rights granted, start of period		17,406,630	1.9270	0.926	14,356,630	2.1120	0.871
New rights granted during the period		—			3,170,000	1.0650	0.926
Rights exercised during the period		—			—
Rights expiring during the period		2,761,630		1.040	—
Rights granted, end of period	*	14,645,000	1.7560	1.040	17,461,630	1.9240	1.083
of which: vested		10,078,750	2.0338	1.040	10,453,505	2.3686	1.083

* including 2,475,000 to be exercised by 2007, 2,790,000 by 2008, 3,332,500 by 2009, 2,962,500 by 2011 and 3,085,000 by 2012.

Following the start of the company’s capital increase for cash programme on 8 May 2006, Borsa Italiana S.p.A. has published the adjustment coefficient for Ducati shares effective from that date: 0.76156994.

In addition to the exercise of all the Options, the development of the Stock Option Plans will depend on the decisions to be taken by the company each year with regard to the granting of options to subscribe for new shares, as against the alternative of making cash payments.

The provisions of IFRS 2 relating to share-based payments were applied on preparation of the consolidated quarterly report as of 31 March 2006. In accordance with these provisions, the total fair value of stock optionsat the grant date must be charged to the statement of operations. Changes in fair value subsequent to the grant date do not affect the initial valuation. The cost of compensation corresponding to the fair value of the options is recognized as a payroll cost on a straight-line basis during the period between the grant date and the vesting date, and the matching entries are credited directly to shareholders’ equity.

The Group has adopted the transitional provisions envisaged by IFRS 2 and, accordingly, has applied the standard to all stock option plans granted after 7 November 2002 that had not already vested on the date that IFRS 2 came into force (1 January 2005). As allowed under the transitional provisions for IFRS 2, no compensation costs have been recognized in relation to stock options granted prior to 7 November 2002.

The effect of adopting this IFRS has been to recognize additional costs of € 197 thousand as of 31 March 2006 (€ 231 thousand as of 31 March 2005 and € 1,238 thousand as of 31 December 2005).

The Group used the following assumptions to make the actuarial calculations:

Plan	Expected volatility	Risk-free %	Expected dividends	Exercise %	Strike price

2004 - Tranche 1	33%	3.72%	0.00%	5.00%	2.00
2004 - Tranche 2	33%	3.72%	0.00%	5.00%	2.00
2004 - Tranche 3	33%	3.72%	0.00%	5.00%	2.00
2005 - Tranche 1	33%	3.78%	0.00%	5.00%	2.00
2005 - Tranche 2	33%	3.78%	0.00%	5.00%	2.00
2005 - Tranche 3	33%	3.78%	0.00%	5.00%	2.00

Plan	Garnt Date	Vesting Date	Maturity Date	Granted Options	Option expected to Vest	Share Price	Strike Price

2004 - Tranche 1	11/03/2004	31/12/2005	31/12/2011	1.585	1.448	1,42	1,32
2004 - Tranche 2	11/03/2004	31/12/2006	31/12/2011	793	689	1,42	1,32
2004 - Tranche 3	11/03/2004	31/12/2007	31/12/2011	793	655	1,42	1,32
2005 - Tranche 1	10/03/2005	30/12/2006	31/12/2012	1.585	1.448	1,08	1,07
2005 - Tranche 2	10/03/2005	30/12/2007	31/12/2012	793	689	1,08	1,07
2005 - Tranche 3	10/03/2005	29/12/2008	31/12/2012	793	655	1,08	1,07

				6.342	5.584

Plan	Binominal Value	Expected Term (years)	Balance as at 3/31/2006	Balance as at 3/31/2005

2004 - Tranche 1	0.5536	5.41	—	130
2004 - Tranche 2	0.5809	5.87	38	42
2004 - Tranche 3	0.6067	6.34	28	30
2005 - Tranche 1	0.4028	5.59	84	19
2005 - Tranche 2	0.4226	6.01	27	6
2005 - Tranche 3	0.4417	6.44	20	4

Total			197	231

32.c. Employee share purchase plan

The employee share purchase plan was approved by the Board of Directors on 14 February 2002, which delegated all necessary powers for its implementation to the Managing Director. This plan is intended to facilitate the purchase of shares by the permanent employees of the Ducati Group resident in Italy, including part-timers and excluding those employees who are also directors of Group companies, (the “Employees”), and is summarised as follows (the “Share Plan”).

The Share Plan is intended to build the loyalty of the Employees by enabling them to receive at a discounted price (1/3 of the purchase price to be paid by the Company, up to a maximum of € 1,000 paid by each Employee in each calendar year), ordinary shares in Ducati Motor Holding (the “Shares”) acquired in the Screen-traded Market administered by Borsa Italiana S.p.A. (the “Market”).

In particular, the Share Plan confers on the Employees the right, to be exercised by a certain date in each year, to inform the Company of the total value of Shares that they intend to purchase, up to the maximum annual limit established in the Share Plan (€ 3,000 per employee per calendar year).

Based on the applications received, the Company instructs an intermediary to acquire the above shares in the Market on behalf of the Company. On the day of the purchase, the Company - via the intermediary - allocates the Shares to the Employees at the discounted price referred to above. The Shares acquired on this basis cannot be sold by the Employees for a period of 3 years. Specific regulations cover the termination of employment relationships with the Employees.

With regard to the application of company law, the implementation of the Share Plan is subject to the authorisation of the purchase of own shares by the shareholders at an ordinary meeting. In addition, the value of the assistance provided as a result of implementing the Share Plan cannot exceed the Company’s distributable earnings and reserves.

As of 31 March 2006, the Share Plan has not been activated.

33.	Related Parties

The principal relations with “related parties” are shown below, pursuant to CONSOB communication DEM 2064231 of 30 September 2002 and in accordance with IAS 24.

Relations with members of the Board of Directors during the year ended 31 March 2006 were as follows:

	Directors’ emoluments	Collaboration and/or remuneration	Expenses reimbursed

Federico Minoli	*103.000	41,308	72,974
Giorgio Seragnoli	3,750	—	—
Mauro Benetton	3,750	—	—
Massimo Bergami	3,750	—	—
David Bonderman	3,750	—	—
Abel Halpern	3,750	—
Andrea Lipparini	3,750	—	—
Paolo Pietrogrande	3,750	—
Dante Razzano	3,750	—	—
Giles Thorley	3,750	—	—
Ulrich Weiss	3,750	—	—

* Waived annual director’s emoluments of € 15,000.

The directors’ direct interests in the shares of Ducati Motor Holding S.p.A. are detailed below:

Directors	Number of shares held as of 31.03.2006

Giorgio Seragnoli	7,815,692
Federico Minoli	225,000

There are no significant relations with other related parties, other than those disclosed above.

34.	Segment information

	MOTORCYCLES		SPARE PARTS		ACCESSORIES & APPAREL		OTHER		TOTAL

	Mar. 06	Mar. 05	Mar. 06	Mar. 05	Mar. 06	Mar. 05	Mar. 06	Mar. 05	Mar. 06	Mar. 05

Net sales	60,162	65,791	8,759	8,449	8,153	6,940	1,104	702	78,178	81,882
% of net sales	77.0%	80.3%	11.2%	10.3%	10.4%	8.5%	1.4%	0.9%	100.0%	100.0%
Cost of sales	(45,776)	(56,354)	(3,502)	(3,154)	(4,484)	(4,240)	(192)	(256)	(53,954)	(64,004)

Gross profit	14,386	9,437	5,257	5,295	3,669	2,700	912	446	24,224	17,878

% of net sales	23.9%	14.3%	60.0%	62.7%	45.0%	38.9%	82.6%	63.5%	31.0%	21.8%
% of gross profit	59.4%	52.8%	21.7%	29.6%	15.1%	15.1%	3.8%	2.5%	100.0%	100.0%
Other income	5,050	6,267	760	874	1,132	1,121	94	71	7,036	8,333
Distribution costs	(13,432)	(12,898)	(4,672)	(4,444)	(2,759)	(2,162)	(11)	(9)	(20,874)	(19,513)
General and administrative expenses	(3,377)	(3,445)	(465)	(421)	(433)	(345)	(44)	(13)	(4,319)	(4,224)
Provisions for restructuring charges	—	—	—	—	—	—	—	—	—	—
Other income (charges)	(54)	(325)	(7)	(41)	(7)	(33)	—	(1)	(68)	(400)

Operating result	2,573	(964)	873	1,263	1,602	1,281	951	494	5,999	2,074

% of net sales	4.3%	-1.5%	10.0%	14.9%	19.6%	18.5%	86.1%	70.4%	7.7%	2.5%
% of gross profit	42.9%	-46.5%	14.6%	60.9%	26.7%	61.8%	15.9%	23.8%	100.0%	100.0%
Financial income and expense									(666)	(2,494)

Results before taxation and minority interest									5,333	(420)

Taxation									(3,800)	(2,206)

Results before minority interest									1,533	(2,626)

Minority interest									(3)	(1)

Net profit / loss for the period									1,530	(2,627)

35.	Events subsequent to 31 March 2006

There have not been any significant events subsequent to 31 March 2006, other than those described in the first part of this report.

Appendix A

Reconciliation of Consolidated Shareholders’ Equity and Net Results for IFRS purposes as of and for the period ended 31 March 2005

Reconciliation of consolidated Net Results

31.03.2005 € 000

Consolidated results before taxation under Italian GAAP	(957)
Changes in minority interest	3
Taxation for the period	(1,602)

Consolidated net results under Italian GAAP	(2,556)
Property, plant and equipment	(58)
Amortisation of intangible assets and elimination of capitalised costs	1,959
Distribution costs	(371)
Valuation of own shares	(799)
Employee benefits	(60)
Reclassification of financial charges	371
Recognition and valuation of derivatives	(346)
Stock options	(231)
Other adjustments	28
Deferred taxation on adjustments	(564)

Consolidated net results under IFRS	(2,627)

Reconciliation of consolidated Shareholders’ Equity

31.03.2005 € 000

Consolidated shareholders’ equity before taxation under Italian GAAP	149,553
Change in minority interest	3
Taxation for the period	(1,602)

147,954
Own shares	(4,082)
Property plant and equipment	7,387
Goodwill and other intangible assets with indefinite lives	8,879
Intangible assets	(2,433)
Other current assets	(44)
Other financial payables	58
Other current liabilities	(7)
Employee benefits	711
Other adjustments	(340)
Deferred tax assets (liabilities)	(5,260)

Consolidated shareholders’ equity under IFRS	152,823

* the Group published the quarterly report as of 31 March 2005 gross of tax effects pursuant to art. 81 of Consob’s enabling regulations for Decree 58/98 regarding issuers.

for the Board of Directors

Federico Minoli

Consolidated financial statements as of 31.03.2006 - Attachment 1 (first part)

Consolidated property, plant and equipment are classified as follows together with the related movements during the year:
(Amounts in €/000)

Balance sheet category/caption	Historical cost 12/31/2004	Reclassifications	Increases	Decreases	Historical cost 12/31/2005	Net book value 12/31/2004	Net book value 12/31/2005

Buildings	23,793	0	0	0	23,793	16,606	16,428
Land	11,329	0	103	0	11,432	11,329	11,432
Leasehold improvements	3,778	0	148	0	3,926	1,962	1,959
Temporary constructions	11	0	0	0	11	0	0
Land and buildings	38,911	0	251	0	39,162	29,897	29,819

General plant	11,713	170	282	(69)	12,096	5,817	6,015
Specific plant	19,659	463	2,342	0	22,464	6,608	9,157
Furnaces	462	0		0	462	183	169
Robotised workstations	1,107	193	105	(44)	1,361	572	806
Plant and machinery	32,941	826	2,729	(113)	36,383	13,180	16,147

Miscellaneous equipment	55,240	886	5,595	(221)	61,500	8,139	12,135
Test instruments	3,977	30	567	(1)	4,573	198	712
Industrial and commercial equipment	59,217	916	6,162	(222)	66,073	8,337	12,847

Office equipment and machines	3,231	73	142	(197)	3,249	1,026	979
Electronic office machines	4,539	72	283	(38)	4,856	974	1,156
Licensed vehicles	1,660	14	344	(98)	1,920	36	226
Transport vehicles	440	8	0	0	448	127	104
National Display	1,584	87	251	(161)	1,761	749	939
Other assets	11,454	254	1,020	(494)	12,234	2,912	3,404

Construction in progress	793	(701)	683	0	775	793	775
Advances to suppliers of fixed assets	1,146	(1,146)	126	0	126	1,146	126
Advances for leasehold improvements	0	0	0	0	0	0	0
Construction in progress and advances	1,939	(1,847)	809	0	901	1,939	901

TOTAL	144,462	149	10,971	(829)	154,753	56,265	63,118

Net reclassifications include € 225 thousand relating to exchange fluctuations between 31/12/04
(opening balances) and the exchange rates current as of 31/12/05 for the Board of Directors The Managing Director

(Federico Minoli)

Consolidated financial statements as of 31.03.2006 - Attachment 1 (second part)

Consolidated property, plant and equipment are classified as follows together with the related movements during the year:
(Amounts in €/000)

Balance sheet category/caption	Accumulated depreciation 12/31/2004	Reclassifications	Increases	Exchange adjustments	Decreases	Accumulated depreciation 12/31/2005

Buildings	6,471	0	716	0	0	7,187
Land	0	0	0	0	0	0
Leasehold improvements	1,219	0	597			1,816
Temporary constructions	11	0	0	0	0	11
Land and buildings	7,701	0	1,313	0	0	9,014

General plant	5,218	0	710	0	(32)	5,896
Specific plant	12,227	0	824	0	0	13,051
Furnaces	224	0	55	0	0	279
Robotised workstations	516	0	51	0	(32)	535
Plant and machinery	18,185	0	1,640	0	(64)	19,761

Miscellaneous equipment	37,933	7	9,322	0	(161)	47,101
Test instruments	3,281	30	468	0	0	3,779
Industrial and commercial equipment	41,214	37	9,790	0	(161)	50,880

Office equipment and machines	1,862	24	492	0	(173)	2,205
Electronic office machines	2,946	30	592	1	(4)	3,565
Licensed vehicles	1,285	6	400	6	(73)	1,624
Transport vehicles	254	4	54	1	0	313
National Display	727	82	25	1	0	835
Other assets	7,074	146	1,563	9	(250)	8,542

Construction in progress	0	0	0	0	0	0
Advances to suppliers of fixed assets	0	0	0	0	0	0
Advances for leasehold improvements	0	0	0	0	0	0
Construction in progress and advances	0	0	0	0	0	0

TOTAL	74,174	183	14,306	9	(475)	88,197

Net reclassifications € 183 thousand relate to exchange fluctuations between 31/12/04
(opening balances) and the rates current as of 31/12/05

for the Board of Directors
The Managing Director

(Federico Minoli)

Consolidated financial statements as of 31.03.2006 - Attachment 2 (first part)

Consolidated property, plant and equipment are classified as follows together with the related movements during the year:
(Amounts in €/000)

Balance sheet category/caption	Historical cost 12/31/2005	Reclassifications	Increases	Decreases	Historical cost 3/31/2006	Net book value 12/31/2005	Net book value 3/31/2006

Buildings	23,793	0	0	0	23,793	16,606	16,428
Land	11,432	0	0	0	11,432	11,432	11,432
Leasehold improvements	3,926	0	3	0	3,929	2,110	1,962
Temporary constructions	11	0	0	0	11	0	0
Land and buildings	39,162	0	3	0	39,165	30,148	29,822

General plant	12,096	0	25	0	12,121	6,200	6,040
Specific plant	22,464	0	65	0	22,529	9,413	9,222
Furnaces	462	0	0	0	462	183	169
Robotised workstations	1,361	0	10	0	1,371	826	816
Plant and machinery	36,383	0	100	0	36,483	16,622	16,247

Miscellaneous equipment	61,500	0	454	0	61,954	14,399	12,589
Test instruments	4,573	(6)	38	0	4,605	794	744
Industrial and commercial equipment	66,073	(6)	492	0	66,559	15,193	13,333

Office equipment and machines	3,249	(15)	52	(31)	3,255	1,044	985
Electronic office machines	4,856	(12)	9	0	4,853	1,291	1,153
Licensed vehicles	1,920	(11)	0	0	1,909	296	215
Transport vehicles	448	(2)	0	0	446	135	102
National Display	1,761	(20)	110	0	1,851	926	1,029
Other assets	12,234	(60)	171	(31)	12,314	3,692	3,484

Construction in progress	775	0	366	0	1,141	775	1,141
Advances to suppliers of fixed assets	126	0	612	0	738	126	738
Advances for leasehold improvements	0	0	0	0	0	0	0
Construction in progress and advances	901	0	978	0	1,879	901	1,879

TOTAL	154,753	(66)	1,744	(31)	156,400	66,556	64,765

Net reclassifications include € 225 thousand relating to exchange fluctuations between 31/12/04
(opening balances) and the exchange rates current as of 31/12/05 for the Board of Directors
The Managing Director

(Federico Minoli)

Consolidated financial statements as of 31.12.05 - Attachment 2 (second part)

Consolidated property, plant and equipment are classified as follows together with the related movements during the year:
(Amounts in €/000)

Balance sheet category/caption	Accumulated depreciation 12/31/2005	Reclassifications	Increases	Exchange adjustments	Decreases	Accumulated depreciation 3/31/2006

Buildings	7,187	0	178	0	0	7,365
Land	0	0	0	0	0	0
Leasehold improvements	1,816	0	151			1,967
Temporary constructions	11	0	0	0	0	11
Land and buildings	9,014	0	329	0	0	9,343

General plant	5,896	0	185	0	0	6,081
Specific plant	13,051	0	256	0	0	13,307
Furnaces	279	0	14	0	0	293
Robotised workstations	535	0	20	0	0	555
Plant and machinery	19,761	0	475	0	0	20,236

Miscellaneous equipment	47,101	(1)	2,265	0	0	49,365
Test instruments	3,779	(5)	87	0	0	3,861
Industrial and commercial equipment	50,880	(6)	2,352	0	0	53,226

Office equipment and machines	2,205	(12)	77	0	0	2,270
Electronic office machines	3,565	(8)	143	0	0	3,700
Licensed vehicles	1,624	(5)	75	0	0	1,694
Transport vehicles	313	(1)	32	0	0	344
National Display	835	(18)	5	0	0	822
Other assets	8,542	(44)	332	0	0	8,830

Construction in progress	0	0	0	0	0	0
Advances to suppliers of fixed assets	0	0	0	0	0	0
Advances for leasehold improvements	0	0	0	0	0	0
Construction in progress and advances	0	0	0	0	0	0

TOTAL	88,197	(50)	3,488	0	0	91,635

Net reclassifications € 183 thousand relate to exchange fluctuations between 31/12/04
(opening balances) and the rates current as of 31/12/05

for the Board of Directors
The Managing Director

(Federico Minoli)

Consolidated financial statements as of 31.03.2006 - Attachment 3 (first part)

Changes in other intangible assets during the year:
(Amounts in €/000)

Balance sheet category/caption	Historical cost 12/31/2004	Reclassifications	Increases	Decreases / writedowns	Historical cost 12/31/2005	Net book value 12/31/2004	Net book value 12/31/2005

Research and development	68,280	3,095	6,119	(7,063)	70,431	12,217	12,964
Research and development	68,280	3,095	6,119	(7,063)	70,431	12,217	12,964

Software	10,962	3,443	503	0	14,908	355	3,943
Patent rights	10,962	3,443	503	0	14,908	355	3,943

Advances to suppliers	3,154	(3,163)	359	(85)	265	3,154	265
Advances to R&D suppliers	12,296	(3,096)	13,738	(2,207)	20,731	12,296	20,731
Assets in progress and advances	15,450	(6,259)	14,097	(2,292)	20,996	15,450	20,996

Original borrowing capacity	3,405	0	0	(198)	3,207	198	0
Other	3,405	0	0	(198)	3,207	198	0

TOTAL	98,097	279	20,719	(9,553)	109,542	28,220	37,903

Net reclassifications € 279 thousand relate to exchange fluctuations between 31/12/04
(opening balances) and the rates current as of 31/12/05

for the Board of Directors
The Managing Director

(Federico Minoli)

Consolidated financial statements as of 31.03.2006 - Attachment 3 (second part)

Changes in other intangible assets during the year:
(Amounts in €/000)

Balance sheet category/caption	Accumulated amortisation 12/31/2004	Reclassifications	Increases	Exchange adjustments	Decreases	Accumulated amortisation 12/31/2005

Research and development	48,130	5	7,928	0	0	56,063
Research and development	48,130	5	7,928	0	0	56,063

Software	8,492	247	1,860	8	0	10,607
Patent rights	8,492	247	1,860	8	0	10,607

Advances to suppliers	0	0	0	0	0	0
Advances to R&D suppliers	0	0	0	0	0	0
Assets in progress and advances	0	0	0	0	0	0

Original borrowing capacity	3,207	0	0	0	0	3,207
Other	3,207	0	0	0	0	3,207

TOTAL	59,829	252	9,788	8	0	69,877

Net reclassifications include € 248 thousand relating to exchange fluctuations between 31/12/04
(opening balances) and the rates current as of 31/12/05

for the Board of Directors
The Managing Director

(Federico Minoli)

Consolidated financial statements as of 31.03.2006 - Attachment 4 (first part)

Changes in other intangible assets during the year:
(Amounts in €/000)

Balance sheet category/caption	Historical cost 12/31/2005	Reclassifications	Increases	Decreases / writedowns	Historical cost 3/31/2006	Net book value 12/31/2005	Net book value 3/31/2006

Research and development	70,431	0	1,364	0	71,795	14,368	14,328
Research and development	70,431	0	1,364	0	71,795	14,368	14,328

Software	14,908	(53)	50	0	14,905	4,301	3,940
Patent rights	14,908	(53)	50	0	14,905	4,301	3,940

Advances to suppliers	265	0	655	0	920	265	920
Advances to R&D suppliers	20,731	0	3,395	0	24,126	20,731	24,126
Assets in progress and advances	20,996	0	4,050	0	25,046	20,996	25,046

Original borrowing capacity	3,207	0	0	0	3,207	0	0
Other	3,207	0	0	0	3,207	0	0

TOTAL	109,542	(53)	5,464	0	114,953	39,665	43,314

Net reclassifications € 279 thousand relate to exchange fluctuations between 31/12/04
(opening balances) and the rates current as of 31/12/05

for the Board of Directors
The Managing Director

(Federico Minoli)

Consolidated financial statements as of 31.03.2006 - Attachment 4 (second part)

Changes in other intangible assets during the year:
(Amounts in €/000)

Balance sheet category/caption	Accumulated amortisation 12/31/2004	Reclassifications	Increases	Exchange adjustments	Decreases	Accumulated amortisation 12/31/2005

Research and development	56,063	0	1,404	0	0	57,467
Research and development	56,063	0	1,404	0	0	57,467

Software	10,607	(51)	409	0	0	10,965
Patent rights	10,607	(51)	409	0	0	10,965

Advances to suppliers	0	0	0	0	0	0
Advances to R&D suppliers	0	0	0	0	0	0
Assets in progress and advances	0	0	0	0	0	0

Original borrowing capacity	3,207	0	0	0	0	3,207
Other	3,207	0	0	0	0	3,207

TOTAL	69,877	(51)	1,813	0	0	71,639

Net reclassifications include € 248 thousand relating to exchange fluctuations between 31/12/04
(opening balances) and the rates current as of 31/12/05

for the Board of Directors
The Managing Director

(Federico Minoli)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUCATI MOTOR HOLDING SPA

Date: June 12th, 2006	By:	/s/ Federico Strano

	Name	Federico Strano
	Title	Director, Investor Relations

104